                       Filed Pursuant to Rule 424(b)(3)
               Relating to Registration Statement No. 333-90117

                                  Prospectus

                                iGeniSys, Inc.
                   2,955,291 Shares of Class A Common Stock

This is an offering of shares of the Class A common stock of iGeniSys, Inc. by persons who were issued shares of our Class A common stock in prior transactions.

At the same time that this offering will begin, we are offering an additional 1,500,000 shares of our Class A common stock to the public.

          Investing in our common stock involves a high degree of risk. You should read the "Risk Factors" beginning on Page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                The date of this prospectus is November 2, 2000

                              Prospectus Summary

About Our Company

     Please note that throughout this prospectus the words "we", "our" or "us" refers to iGeniSys, Inc., the parent company, and its wholly-owned subsidiary GeniSys Information Systems, Inc., and not to any of the selling shareholders. We will refer to the parent corporation separately as iGeniSys and the subsidiary as GeniSys.

     We are a business-to-business software development, integration and consulting company specializing in providing business solutions for medium and large corporations, and government agencies that manage, execute or finance capital projects. Some of our software products are completed and in commercial installations. In June 2000, we launched GeniSys Enterprise Manager, or GEM, which we hope will become our flagship software product. Our software is designed to allow managers to review, consolidate, filter and analyze their data on a near real-time basis over the Internet to permit more effective decision making.

     Our principal executive offices are currently located in Houston, Texas at 654 North Belt East, Suite 310, Houston, Texas 77060. Our telephone number at that address is (281) 820-0200; our facsimile number is (281) 447-8291.
Our Internet Website address is http://www.genisystems.com. In addition to our corporate office, we have an office in Denver, Colorado.

                              About The Offering

* This is an offering of shares of our Class A common stock by persons who were issued shares of our Class A common stock. We refer to these persons as selling shareholders in this prospectus. We are registering the Class A common stock covered by this prospectus in order to fulfill obligations we have under agreements with the selling shareholders.

* The selling shareholders may offer their shares from time to time either in privately negotiated transactions and, if a public trading market develops for our common stock, then in public market transactions.

* We will not receive any proceeds from the sale of shares by the selling shareholders.

                            Summary Financial Data

     The following financial information summarizes the more complete historical financial information enclosed in this prospectus. You should read the information below along with all other financial information and analysis in this prospectus. Please do not assume that the results below indicate results we will achieve in the future.

                                    March 31,           June 30,
                                   -----------        ------------
                               2000         1999          2000
                               -----       -------       -------

Total assets              $ 1,401,692    $1,644,821  $  1,382,460

Current assets            $   857,438    $1,107,489  $    783,375

Current liabilities       $ 1,790,803    $1,467,455  $  1,908,926

Net working capital
  deficit                 $  (933,365)   $ (359,966) $ (1,125,551)

Development costs, net    $   345,513    $  299,819  $    402,384

Equipment, net            $   134,953    $  147,359  $    129,513

Notes payable, related
  parties                 $   266,709    $  394,309  $    820,004

Shareholders' equity
  (deficit)               $  (572,572)   $  154,056  $   (709,927)


                    For the Fiscal Years     For the Three Months
                      Ended March 31,           Ended June 30,
                   ----------------------   ----------------------
                     2000          1999       2000         1999
                     -----         -----      -----       ------
Revenues         $2,954,576    $3,049,128  $   935,380     830,315

Operating loss  $(1,099,879)   $(466,934)   $  (74,103)   (309,078)

Net loss        $(1,243,428)   $ (549,243)  $ (137,355)   (342,712)

Weighted average
  number of
   common shares 10,501,815     6,165,715   10,925,025   9,965,023

Basic and diluted
  loss per common
   share        $      (.12)   $     (.09)  $     (.01)       (.03)


                                 Risk Factors

You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding to invest in shares of our common stock.

The occurrence of any of the following risks could materially and adversely affect our business, financial condition and operating result. In this case, the trading price of our common stock could decline and you might lose all or part of your investment.

Due to our limited operating history, it is difficult to predict our future operating results

     Due to our limited operating history, it is difficult or impossible to predict future results of operations. For example, we cannot forecast operating expenses based all on our historical results because we have only recently introduced our principal software products and begun to pursue additional markets.

We have a history of operating losses and expect to continue to incur operating losses which, in the absence of additional working capital, could force us to cease operations

     We have incurred operating losses since our inception amounting to a net accumulated deficit of $1,950,102 as of June 30, 2000. Such losses are attributed to initial costs of starting the business, expenditures made in developing corporate relationships with Microsoft and Arthur Andersen, LLP, and expenses incurred developing initial releases of our software. We continue to incur expenses relating to software development, expansion of our markets, and personnel training. We anticipate that future losses will occur, and there can be no assurances that our products will be accepted in the marketplace nor that we will generate profitable operations.

Due to our history of operating losses, our auditors are uncertain that we will be able to continue as a going concern

     Our consolidated financial statements have been prepared assuming that we will continue as a going concern. Due to our continuing operating losses and negative cash flows from our operations, the report of our auditors issued in conjunction with our consolidated financial statements for the fiscal year ended March 31, 2000 contained an explanatory paragraph indicating that the foregoing matters raised substantial doubt about our ability to continue as a going concern. We cannot provide any assurance that we will be profitable in the future or that we will be able to achieve our business objectives.

As there is no minimum funding in this offering, and the proceeds of this offering may not provide us with all the working capital that we need.

     There is no minimum funding in this offering and no commitment from any investor to purchase any of our common stock. As a result, we cannot be assured that we will receive any proceeds from this offering, let alone sufficient proceeds to satisfy our immediate or near-term working capital needs. If we continue to incur operating losses and are unable to obtain additional working capital, it is unlikely that we will be able to continue in business.

The terms upon which we may obtain additional capital may be dilutive to current shareholders or otherwise unfavorable to our interests

     We may seek additional funding through public or private financings or collaborative or other arrangements with third parties. There can be no assurance that additional funds will be available on acceptable terms, if at all. If additional funds are raised by issuing equity securities, our existing stockholders, including those who invest in the offerings described in this prospectus, may experience substantial dilution. If adequate funds are not available, we may be required to delay, scale back or eliminate one or more of our development programs or reduce our operations. We may also be forced to obtain funds by entering into arrangements with collaborative partners or others that may require us to relinquish rights to certain of our products or technologies that we would not otherwise relinquish. Our major stockholder and director, as well as other directors, officers and affiliates, have made loans to us to meet our obligations, which at June 30, 2000 totalled $820,004. We may need additional funding of this type while this offering is being completed.

If our new principal software product, GEM, is unsuccessful, we may not be able to achieve profitable operations

     Historically we have been primarily a project management consulting firm, with limited sales of software. Over 90% of our revenues since inception in 1997 have been derived from consulting with clients on a wide range of project
management issues.    However, we believe that to be successful we must
distinguish ourselves with our proprietary management software. Commercially marketable versions of our principal software product, GEM, have only recently been completed and installed in two commercial implementations. However, the software's market acceptance is largely untested and may not be commercially successful.

If we fail to expand our sales efforts, we will be unable to increase revenues and will likely continue to incur operating losses

     In order to grow our business, we need to increase market awareness and sales of our products and services. To achieve this goal, we need to increase both our direct and indirect marketing efforts. We have not had the funds necessary to do this and may not receive sufficient funds from this offering. Our failure to do so could harm our ability to increase revenues.

Implementation of our products by large customers may be complex and customers could become dissatisfied and delay or refuse payment if implementation of our products proves difficult, costly or time consuming

     Our products must integrate with many existing computer systems and software programs used by our customers. Integrating with many other computer systems and software programs can be complex, time consuming and expensive and cause delays in the deployment of our products. If customers become dissatisfied with our products because implementations prove to be difficult, costly or time consuming, they could delay or refuse payment.

As a large portion of our revenues are derived from a relatively small number of customers, a loss of a major customer could cause us to suffer a significant loss of revenues

     In the past, we have derived a significant portion of our revenues from a relatively small number of customers. We expect this to continue for the foreseeable future. As a result, if we lose a major customer, our quarterly and annual results of operations would be adversely impacted. We cannot be certain that customers that have accounted for significant revenues in the past periods, individually or as a group, will continue as significant customers in the future.

The market for our products and services is newly emerging and customers may not accept our products and services

     The market for project management services and software is newly emerging. We cannot be certain that this market will continue to develop and grow or that companies will elect to use our products and services rather than attempt to develop applications internally or through other sources. A large majority of our target clients, consisting of large corporations and governmental agencies, have existing internal project management programs. Companies that have already invested substantial resources in other methods of project management may be reluctant to adopt a new approach that may replace, limit or compete with their existing systems or methods. We expect that we will need to continue intensive marketing and sales efforts to educate prospective customers about the uses and benefits of our products and services. Therefore, demand for and market acceptance of our products and services will be subject to a high level of uncertainty.

Our assets as reflected in our financial statements may be overstated if we are unable to realize the book value of our software

     As of June 30, 2000, we had $402,384 of net capitalized software costs and this represents 29% of our total assets. We have capitalized software development costs incurred to date based upon the guidance of generally accepted accounting principles and our belief that our software has future value. These accounting principles also require us to evaluate the carrying costs of our software in relation to the estimated revenues that these software packages will generate in future periods. If the expected revenues do not exceed the capitalized software costs, such costs should be written-down to net recoverable value.

Market acceptance of our products and services may suffer and our business will be unsuccessful if we are unable to incorporate the rapid technological changes in our industry into our products

     Rapidly changing technology and standards may impede market acceptance of our products and services. Our current products and services have been designed based upon currently prevailing technology. If new technologies emerge that are incompatible with our products, our key products and services may become obsolete and our existing and potential customers may seek alternatives to our products and services.

If we are unable to attract and retain employees with expertise in project management of software development, we may not be able to be competitive or successful

     While the software applications and programs that we have developed are important to our success, our future success also depends in large part upon our ability to attract, retain and motivate highly skilled employees, particularly software development, senior project managers, and other senior personnel with experience in a wide variety of businesses and industries. In the past, we have had difficulty finding qualified people to work with clients during periods of high demand. Qualified senior project managers and development professionals are in particularly great demand and are likely to remain a limited resource for the foreseeable future.

Competition in the project management industry could make it difficult to attract customers, cause us to reduce prices and result in reduced gross margins or loss of market share

     The software development, project and program consulting and strategic business consulting industries are comprised of a large number of participants, are subject to rapid changes and are highly competitive. We compete with, and face potential competition from, a number of companies that have significantly greater financial, technical and marketing resources and greater name recognition than we have. We also compete with smaller service providers whose specific, more narrowly focused service offerings may be more attractive to potential clients than our multi-dimensional approach. Our clients primarily consist of government entities and agencies, Fortune 500 companies, and other large corporations. There are an increasing number of companies in the software development, project consulting markets targeting this client base. We believe that our ability to compete in these markets depends in part on a number of factors outside our control, including:

     * the ability of our competitors to hire, retain and motivate a significant number of skilled project managers,

     * our competitors' ownership of, or ability to develop, software applications that are competitive with our products and services,

     *    the price at which others offer comparable services.

     All of these factors could decrease demand for our software and our services. No assurance can be given that we will be able to maintain our existing client base, maintain or increase the level of revenue generated by our existing clients or be able to attract new clients.

Resales of shares by the selling shareholders could be at prices below our offering price and as a result could make it difficult for us to sell shares in the offering without lowering our offering price, which would disadvantage investors who p8urchased prior to the price reduction, reduce the offering proceeds and increase dilution to investors

     We are currently planning to undertake our offering of up to 1,500,000 shares of common stock at the same time that the selling shareholders will be offering for resale their shares of common stock. The selling shareholder will be offering a total of 2,955,291 shares, which is greater than the number of shares we are offering for sale. Although we do not intend to develop a public trading market for our common stock until our offering is terminated, the selling shareholders may be offering their shares of stock in privately negotiated transactions at prices below the price to the public in our offering. If this occurs, it may adversely affect our ability to sell shares in our offering. In this event, we will be forced to either lower the offering price to the public, which must be made by an amendment to our registration statement, or terminate the offering. In either event, investors in our offering will be adversely impacted by greater dilution as well as an increased risk that we will not be able to continue as a going concern.

As there is no public trading market for our common stock and a trading market may never develop, investors in the offering may not be able to sell their shares in the future

     There currently exists no public trading market for our common stock. We do not intend to develop a public trading market until our offering is terminated. There can be no assurance that a public trading market will develop at that time or be sustained in the future. Without an active public trading market, you may not be able to liquidate your investment without considerable delay, if at all. If a market does develop, the price for our securities may be highly volatile and may bear no relationship to our actual financial condition or results of operations. Factors we discuss in this prospectus, including the many risks associated with an investment in us, may have a significant impact on the market price of our common stock.

                          Forward-looking Statements

In General

     This prospectus contains statements that plan for or anticipate the future. Forward-looking statements include statements about the future of the software development, computer-based project management, consulting and strategic business consulting industries, statements about our future business plans and strategies, and most other statements that are not historical in nature. In this prospectus, forward-looking statements are generally identified by the words "anticipate," "plan," "believe," "expect," "estimate," and the like. Although we believe that any forward-looking statements we make in this prospectus are reasonable, because forward-looking statements involve future risks and uncertainties, there are factors that could cause actual results to differ materially from those expressed or implied. For example, a few of the uncertainties that could affect the accuracy of forward-looking statements, besides the specific factors identified above in the Risk Factors section of this prospectus, include:

     * changes in general economic and business conditions affecting the software development, computer-based project management consulting and strategic business consulting industries;

     *    technical developments that make our products or services obsolete;

     *    changes in our business strategies;

     *    the level of demand for our products and services; and

     * our ability to develop or maintain strategic relationships within the software development, computer-based project management consulting and/or strategic business consulting industries.

     In light of the significant uncertainties inherent in the forward-looking statements made in this prospectus, particularly in view of our early stage of operations, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

No "Safe Harbor"

     The Private Securities Litigation Reform Act of 1995, which provides a "safe harbor" for similar statements by existing public companies, does not apply to our offerings.

                                Use of Proceeds

     We will not receive any proceeds from the sale of shares by the selling shareholders.

                                Dividend Policy

     We have not declared or paid cash dividends on our common stock in the preceding two fiscal years. We currently intend to retain all future earnings, if any, to fund the operation of our business, and, therefore, do not anticipate paying dividends in the foreseeable future. Future cash dividends, if any, will be determined by our board of directors.

                                Capitalization

     The following table sets forth our capitalization as of June 30, 2000 on an actual basis. This section should be read in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus.



                                          As of June 30, 2000
                                          -------------------
Long-term debt                                $ 183,461
Shareholders' Equity
  Preferred Stock, $.01 par value,
     50,000,000 shares authorized;
     no shares outstanding                          -0-
  Common Stock, $.001 par value;
     authorized 100,010,000 shares:
     Class A, issued and outstanding
       10,915,025 shares (actual)                10,915
     Class B, issued and outstanding 10,000
       shares                                        10
  Additional paid-in capital                  1,229,250
  Accumulated deficit                        (1,950,102)
                                             -----------

     Total shareholders' deficit and
       capitalization                         $(526,466)
                                             ===========


     The numbers set forth above do not include 2,500,000 shares of common stock we may issue upon exercise of options which may be granted under our Equity Incentive Plan. As of August 1, 2000, under the Plan we had issued 1,710,000 options which are subject to outstanding and unexercised options.
Of the 1,710,000 options, 902,000 options are currently not exercisable by the holder but will vest in the future, subject to the holder's continuing employment.

                  Certain Market Information and Market Risks

No Public Trading Market for our stock

  There currently exists no public trading market for our common stock. We do not intend to develop a public trading market until our offering has terminated. There can be no assurance that a public trading market will develop at that time or be sustained in the future. Without an active public trading market, you may not be able to liquidate your investment without considerable delay, if at all. If a market does develop, the price for our securities may be highly volatile and may bear no relationship to our actual financial condition or results of operations. Factors we discuss in this prospectus, including the many risks associated with an investment in us, may have a significant impact on the market price of our common stock. Also, because of the relatively low price of our common stock, many brokerage firms may not effect transactions in the common stock.

Our stock will not be listed on Nasdaq

  It is likely that our common stock will not be listed in Nasdaq and will therefore be subject to rules adopted by the Commission regulating broker dealer practices in connection with transactions in "penny stocks." Those disclosure rules applicable to "penny stocks" require a broker dealer, prior to a transaction in a "penny stock" not otherwise exempt from the rules, to deliver a standardized list disclosure document prepared by the Commission. That disclosure document advises an investor that investment in "penny stocks" can be very risky and that the investor's salesperson or broker is not an impartial advisor but rather paid to sell the shares. The disclosure contains further warnings for the investor to exercise caution in connection with an investment in "penny stocks," to independently investigate the security, as well as the salesperson with whom the investor is working and to understand the risky nature of an investment in this security. The broker dealer must also provide the customer with certain other information and must make a special written determination that the "penny stock" is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Further, the rules require that, following the proposed transaction, the broker provide the customer with monthly account statements containing market information about the prices of the securities.

  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our common stock. Many brokers may be unwilling to engage in transactions in our common stock because of the added disclosure requirements, thereby making it more difficult for stockholders to dispose of their shares.

Additional Market Risks:

Future issuances of our stock could dilute current shareholders and adversely affect the market price of our common stock, if a public trading market develops

  We have the authority to issue up to 100,010,000 shares of common stock, 50,000,000 shares of preferred stock, and to issue options and warrants to purchase shares of our common stock without stockholder approval. These future issuances could be at values substantially below the price paid for our common stock by our current shareholders. In addition, we could issue large blocks of our common stock to fend off unwanted tender offers or hostile takeovers without further stockholder approval.

  The issuance of preferred stock by our Board of Directors could adversely affect the rights of the holders of our common stock. An issuance of preferred stock could result in a class of outstanding securities that would have preferences with respect to voting rights and dividends and in liquidation over the common stock and could, upon conversion or otherwise, have all of the rights of our common stock. Our Board of Directors' authority to issue preferred stock could discourage potential takeover attempts or could delay or prevent a change in control through merger, tender offer, proxy contest or otherwise by making these attempts more difficult or costly to achieve.

  Future sales of our common stock into the market may also depress the market price of our common stock if one develops in the future. Sales of these shares of our common stock or the market's perception that these sales could occur may cause the market price of our common stock to fall. These sales also might make it more difficult for us to sell equity or equity related securities in the future at a time and price that we deem appropriate or to use equity as consideration for future acquisitions.

No broker or dealer has committed to create or maintain a market in our stock

  We have no agreement with any broker or dealer to act as a marketmaker for our securities and there is no assurance that we will be successful in obtaining any marketmakers. Thus, no broker or dealer will have an incentive to make a market for our stock. The lack of a marketmaker for our securities could adversely influence the market for and price of our securities, as well as your ability to dispose of, or to obtain accurate information about, and/or quotations as to the price of, our securities.

Over-the-counter stocks are very risky

  The over-the-counter markets for securities such as our common stock historically have experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as new product developments and trends in our industry and the investment markets generally, as well as economic conditions and quarterly variations in our results of operations, may adversely affect the market price of the common stock.

  We have not applied to have our shares listed on Nasdaq, and do not plan to do so in the foreseeable future. As a result, trading, if any, in our securities will be conducted in the over-the-counter market on an electronic bulletin board established for securities that do not meet Nasdaq listing requirements, or in what are commonly referred to as the "pink sheets." As a result, you will find it substantially more difficult to dispose of our securities. You will also find it difficult to obtain accurate information about, and/or quotations as to the price of, our common stock. Finally, depending upon several factors, including the future market price of our common stock, our securities are and may remain subject to the "penny stock" rules. These "penny stock" rules place stringent requirements on brokers and investors who want to buy or sell our shares and generally have a negative and depressive effect on the trading price of public shares subject to the rules.

Our stock price may be volatile and as a result you could lose all or part of your investment.

  The market price of the common stock may decline below the initial public offering price, and this decline may be significant. The value of your investment could decline due to the impact of any of the following factors upon the market price of our common stock:

  *  failure to meet our sales goals or operating budget

  *  decline in demand for our common stock

  * revenues and operating results failing to meet the expectations of securities analysts or investors in any quarter

  * downward revisions in securities analysts' estimates or changes in general market conditions

  *  technological innovations by competitors or in competing technologies

  *  investor perception of our industry or our prospects

  *  general economic trends

  In addition, stock markets have experienced extreme price and volume fluctuations and the market prices of securities have been highly volatile. These fluctuations are often unrelated to operating performance and may adversely affect the market price of our common stock. As a result, investors may be unable to resell their shares at or above the offering price.

                            Selected Financial Data

  Set forth below is our selected financial data as of and for our fiscal years ended March 31, 2000 and 1999 and as of and for the three month periods ended June 30, 2000 and 1999. This financial information is derived from our consolidated financial statements and related notes included elsewhere in this prospectus and is qualified by reference to these consolidated financial statements and the related notes thereto.

                                    March 31,           June 30,
                                   -----------        ------------
                               2000         1999          2000
                               -----       -------       -------

Total assets              $ 1,401,692    $1,644,821  $  1,382,460

Current assets            $   857,438    $1,107,489  $    783,375

Current liabilities       $ 1,790,803    $1,467,455  $  1,908,926

Net working capital
  deficit                 $  (933,365)   $ (359,966) $ (1,125,551)

Development costs, net    $   345,513    $  299,819  $    402,384

Equipment, net            $   134,953    $  147,359  $    129,513

Notes payable, related
  parties                 $   266,709    $  394,309  $    820,004

Shareholders' equity
  (deficit)               $  (572,572)   $  154,056  $   (709,927)


                    For the Fiscal Years     For the Three Months
                      Ended March 31,           Ended June 30,
                   ----------------------    ----------------------
                     2000          1999       2000         1999
                     -----         -----      -----       ------
Revenues         $2,954,576    $3,049,128   $  935,380     830,315

Operating loss  $(1,099,879)   $(466,934)   $  (74,103)   (309,078)

Net loss        $(1,243,428)   $ (549,243)  $ (137,355)   (342,712)

Weighted average
  number of
   common shares 10,501,815     6,165,715    10,925,025   9,965,023

Basic and diluted
  loss per common
   share        $      (.12)   $     (.09)  $     (.01)       (.03)


          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

     The following discussion and analysis should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this prospectus.

Overview

     We operate with iGeniSys, Inc. as the holding company of our subsidiary, GeniSys Information Systems, Inc. Our operations to date have been conducted through our subsidiary.

     An independent group of investors formed Zion Enterprises, Inc. in February 1996 as a Colorado corporation. Zion was formed for the sole purpose of establishing a widely held company that would subsequently seek a merger with another entity that desired to merge into a public entity. Zion had no operations or business activity and had never been subject to the reporting requirements of the Securities Exchange Act of 1934. In March 1999, Zion acquired all of the outstanding shares of the common stock of GeniSys in exchange for 75% of the total issued and outstanding shares of Zion. Zion became the parent company of GeniSys through this transaction. As a result of the transaction, the former officers and directors of GeniSys assumed control of Zion and changed the name to iGeniSys, Inc. This transaction has been accounted for as an acquisition of Zion by GeniSys and a recapitalization of GeniSys. The historical financial statements prior to this transaction are those of GeniSys as Zion had no activities and such financial statements are included in this document.

     Our subsidiary, GeniSys, is a Colorado corporation formed on May 1, 1997. Our primary business is consulting in the project management arena and the development of project and enterprise management software. We also perform services relating to assisting our customers in implementing our software and improving overall project management and control.

     Historically we have been primarily a project management-consulting firm with limited sales of software. Over 90% of our revenues since inception in 1997 have been derived from consulting with clients on a wide range of project management issues. For the fiscal year ended March 31, 2000, 93.5% of our revenues were attributable to consulting fees, and 6.5% attributable to
software sales.   For the fiscal year ended March 31, 1999, 90.2% of our
revenues were attributable to consulting fees, and 9.8% attributable to
software sales.    However, separating our revenues between consulting
services and software sales is not indicative of the success of our financial performance, since each of our clients is provided a total project management solution which consists of a combination of software, training and consulting services.

Results of operations - three months ended June 30, 2000 compared to three months ended June 30, 1999

     Revenues

     Revenues for the quarter ended June 30, 2000 were $935,000, an increase of $105,000, or 12% from the prior year's first quarter of $830,000. This increase was due to significantly increased sales in April and May 2000. Nevertheless, lower than expected revenues in June 2000 of $213,000 resulted in a net loss for the month of $118,000. This net loss was primarily due to lower than anticipated sales and ongoing increased marketing and development expenses related to the commercial launch of our GEM software. As a result, average monthly sales for the current three month period were $312,000, which represents a 13% increase over average monthly sales of $277,000 for the prior year's first quarter.

     Operating Expenses

     Contract Costs. Contract costs for the quarter ended June 30, 2000 were $408,000, or 44% of revenues, which is substantially better than the first quarter of the prior year.

     Research and Development. We had no research and development expenses for the three months ended June 30, 2000 due to all of our software products having achieved technological feasibility. Research and development expenses from the three months ended June 30, 1999 were $125,298. We expect software development expenses to increase in the future as we incur expenses to develop new products and upgrades to existing products.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for the quarter ended June 30, 2000 were $550,000, a $132,000, or 32%, increase over the prior year's first quarter. The increase was attributed to our increase in marketing efforts to promote the new release of our GEM software product.

     Depreciation and Amortization. Depreciation and amortization was $42,500 for the three months ended June 30, 2000, an $11,500, or 37% , increase over depreciation and amortization expenses of $31,000 for the three months ended June 30, 1999. The increase reflects the increase in capitalized development costs over the prior period.

     Operating Loss

     We had an operating loss of $74,000 for the three months ended June 30, 2000, a $235,000 improvement over an operating loss of $309,000 for the three months ended June 30, 1999. The decrease in operating loss reflects the increase in revenues and $130,000 decrease in operating expenses from the prior period.

     Interest Expense

     Interest expense increased to $63,000 for the three months ended June 30, 2000, a $30,000, or 91%, increase from interest expense of $33,000 at June 30, 1999. The increase was attributable to the substantial increases in our borrowings.

     Net Loss

     We had a net loss of $137,000 for the three months ended June 30, 2000, which is a $206,000, or 60%, improvement over the prior year's first quarter loss of $343,000. While revenues during April and May 2000 were significantly better than during the comparable period of the prior year, the unexpected loss of a significant customer in June 2000 adversely impacted the net income for the quarter.

     During June 30, 2000, we tried to respond to declining sales by reducing fixed expenses through giving leave of absences to several consultants. However, lack of adequate cash flow due to our continuing operating losses has resulted in our being unable to pay many of our vendors and other expenses timely. We have not experienced any interruption in the provision of services or products from our key vendors, although we may not be able to avoid future business interruptions if some of our key vendors become impatient with our history of late payment.

Results of operations - year ended March 31, 2000 compared to year ended March 31, 1999

     Revenues

     Revenues for fiscal year 2000 were $2,955,000, a $94,000, or 3%, decrease from revenues of $3,049,000 for fiscal 1999. We believe that our revenues were adversely impacted in the last six months of fiscal 2000 by concerns over Y2K system failures. Revenues generated from work performed for Arthur Andersen represented $1,200,000 in fiscal 2000 and $915,000 in fiscal 1999, 40% and 30% of revenues in each fiscal year, respectively. We expect our relationship with Arthur Andersen will continue to be a significant source of our future revenues. Two other customers accounted for $700,000 in revenue, or 24%, during fiscal 2000. We are attempting to diversify our customer base to reduce our dependency on a few significant relationships.

     Operating Expenses

     Contract Costs. Contract costs increased from $1,479,000, or 49% of revenues, in fiscal 1999 to $1,749,000, or 59% of revenues during fiscal 2000, resulting in an erosion in our revenues from 51% in fiscal 1999 to 41% in fiscal 2000. This increase reflects increases in labor costs.

     Research and Development. Research and development expenses remained essentially unchanged, from $454,000 for fiscal 1999 to $447,000 for fiscal 2000.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased from $1,526,000 during fiscal 1999 to $1,753,000 during fiscal 2000, an increase of $227,000, or 15%. This increase was due to our opening additional regional offices, increased hiring and attending overhead expenses.

     Depreciation and Amortization. Depreciation and amortization for fiscal 2000 was $106,000, an increase of $48,000, or 83%, from depreciation and amortization of $58,000 during fiscal 1999. Again, this increase was due to an increase in capitalized development costs of our software between the respective periods.

     Operating Loss

     Operating loss for fiscal 2000 was $1,100,000, compared to an operating loss of $467,000 for fiscal 1999, an increase of $633,000, or 135%. This increase in operating loss resulted from an increase in operating expenses of approximately $500,000 and a decline in revenue of approximately $100,000.

     Interest Expense

     Interest expense increased from $82,000 during fiscal 1999 to $144,000 for fiscal 2000, an increase of $62,000, or 76%. This increase was due to the substantial increase in our borrowings.

     Net Loss

     As a result of the decline in revenues, and increases in operating loss and interest expense, our net loss for fiscal 2000 was $1,243,000, compared to a net loss of $549,000 for fiscal 1999, an increase in net loss of $694,000, or 126%. Our net loss resulted from our efforts to expand through increasing general and administrative expense, product marketing, research and development costs and general overhead expenses. It also reflects costs of performing work under our contracts as we made investments in certain projects to be certain that our software functioned properly during its initial rollout phase. In addition, we made the strategic decision to retain a core group of professionals during slow sales periods, and this decision increased our overhead costs as unassigned personnel costs increased over the prior fiscal year.

Liquidity and capital resources

     We have financed our operations to date primarily through the private sale of equity securities and borrowings from our majority shareholder and
other related parties.   During the year ended March 31, 2000, we sold 960,004
shares of our common stock for $471,800.    During the year ended March 31,
1999, we sold 1,472,083 shares of our common stock for $580,000. In addition, as of June 30, 2000 , we have borrowed over $820,000 from our major shareholder and other related parties.

     Since we began operations, we have experienced a shortage of working capital. Our consolidated financial statements have been prepared assuming that we will continue as a going concern. Due to our continuing operating losses and negative cash flows from our operations, the report of our auditors issued in conjunction with our consolidated financial statements for the fiscal year ended March 31, 2000 contained an explanatory paragraph indicating that the foregoing matters raised substantial doubt about our ability to continue as a going concern. We cannot provide any assurance that we will be profitable in the future or that we will be able to achieve our business objectives. We need additional working capital in order to support our growth and short-term strategy. We do not believe that the working capital available to us through commercial lenders and related parties will be sufficient to support all of our current and future capital needs. Sources of working capital that we will rely upon are:

     * The present offering of common stock. Unfortunately, since we are conducting the offering ourselves, we are uncertain that this offering will be successful.

     * The continuing support of our major shareholder and related parties. While we believe that our major shareholder and other related parties will continue their support, there are limits to their ability to provide additional capital.

     * Increased operating revenues. Our flagship software product, GEM, was commercially released in June 2000. We are heavily reliant upon the commercial success of GEM to increase our operating revenues. While initial marketing efforts have been encouraging, we cannot be sure that GEM will be a commercial success.

     If our strategy to improve our working capital through the foregoing plan is unsuccessful, we will have no choice but to curtail operations, which would result in an impairment in our software development and marketing efforts.

     Current Liabilities

     At June 30, 2000, our current liabilities equaled 1,909,000. Of that amount, $653,000 consisted of notes payable to related parties, of which approximately $533,000 consisted of our line of credit which will be repaid out of accounts receivable, and the balance of which we expect will be extended by the holders of those notes due to their affiliation with the Company. Approximately $91,000 consists of a note payable to a commercial lender, which is secured by a certificate of deposit pledged by our major shareholder. An additional $87,000 represents an accrual of a management fee payable under a consulting agreement with our major shareholder. As a result, we would expect this liability to be extended if necessary. The remaining approximate $1,000,000 represents accrued accounts payable and expenses due to vendors and unrelated parties. Our plan to address these liabilities includes:

     * To the extent available, proceeds from the offering will be used to reduce those obligations most critical to our continuing operation.

     * Operating revenues should become available to repay some of this debt, since with the commercial release of our GEM software, research and development expenses should decline and revenues are expected to increase from sales of GEM implementations.

     Given the fact that nearly 50% of our current liabilities are payable to related parties, we do not believe that it is necessary to retire all of our current debt in order to be viable. However, we do rely upon some offering proceeds to reduce trade payables as well as an increase in revenues and a reduction in research and development expense to improve cash flow, of which there can be no assurance.

     Working Capital

     At June 30, 2000, we had a working capital deficit of $1,125,551, compared to a working capital deficit of $933,365 and $359,966 at fiscal years ended March 31, 2000 and 1999, respectively. This increase in working capital deficit is due to cash required to fund our continuing operating losses, which have resulted in an accumulated deficit at June 30, 2000 of $1,950,102.

     Notes Payable - Related Parties

     At June 30, 2000, we had notes payable to related parties, including our major shareholder, of $286,709, of which $120,000 was current obligations and the remaining $166,709 was long-term debt. The foregoing does not include approximately $533,000 that we owe to our major shareholder under a factoring revolving line of credit which she provides which is secured by our accounts receivable. Promissory notes totalling approximately $100,000 and accruing interest at the rate of 15% are due in December, 2000 and notes totalling approximately $186,000 and accruing interest at rates between 10% and 15% are due in July, 2001. Our computer software products have been pledged to secure the note held by our major shareholder and the note held by one of our directors.

     Revolving Line of Credit

     During fiscal 1999, we had commercial revolving line of credit with Strategic Finance, Inc. under which we had a factoring line of credit with a maximum borrowing limit of $2,000,000. This commercial credit was secured by our accounts receivable and personally guaranteed by Mr. and Mrs. Bell. At March 31, 2000, the outstanding balance due to Strategic Finance, Inc. was approximately $540,000. In April, 2000, Strategic Finance, Inc. terminated the line of credit. The outstanding balance has been repaid by Strategic's collection of our accounts receivable. In May, 2000, to replace the Strategic Finance relationship, Mrs. Bell extended to us a revolving line of credit with a maximum borrowing limit of $750,000. This line of credit is backed by a parallel line of credit that the Company and Mrs. Bell have with Guaranty Bank and Trust Company. Under this arrangement, Mrs. Bell provides us advances against our accounts receivable, which advances are funded by draws from Guaranty Bank. Mrs. Bell is paid a 2% fee on each advance and the outstanding credit balance under the revolving line accrues interest at the rate of prime plus 2%. At October 19, 2000, the outstanding balance on this revolving line of credit was approximately $680,000, leaving approximately $70,000 available for additional advances.

     Cash Flows

     Cash flows from operating activities improved through net cash provided by operating activities of $77,326 for the three months ended June 30, 2000, compared to net cash used by operating activities of $546,264 and $542,464 for the fiscal years ended March 31, 2000 and 1999, respectively. However, we expect operating activities to be a net cash user for at least the next fiscal quarter and continue to be a net cash user unless operating results improve. Investing activities also resulted in a net cash use, reflecting the purchase of fixed assets and certain software development costs. As a result, virtually all of our cash flow was derived from financing activities for the fiscal years ended March 31, 2000 and 1999. Cash flow from financing was nominal for the three months ended June 30, 2000; however, we expect financing activities to increase over the next fiscal quarter as a result of this offering.

     As earlier discussed, our working capital deficit represents the most substantial impediment to our continuing operations. We are heavily dependent upon the success of this offering and the future commercial success of our GEM software product to alleviate our lack of liquidity, however we cannot be sure that we will be successful in these efforts.

Capitalized software costs

     Our software development costs consist primarily of enhancements and software production costs related to products for which technological and market feasibility has been established. We consider technological feasibility to be achieved when we have completed all planning, designing, coding and testing activities that are necessary to establish a working model of the product. Capitalization ceases when the product has been completed and the product is ready for release to our customers. Prior to achieving technological feasibility, development costs are expensed. In the years ended March 31, 2000 and 1999, we incurred approximately $447,000 and $454,000, respectively, for research and development expenses related to software development. As of March 31, 2000, our capitalized software costs and cumulative expenses incurred through March 31, 2000 for each of our products were approximately as follows:

                                                           Cumulative
                               Date                      Since Inception
                           Technological                 Research and
                            Feasibility    Capitalized    Development
Products                     Achieved         Costs         Expenses
GeniSys Enterprise
  Management(-TM-)         December 1999    $ 108,992     $   623,699
Gatekeeper(-TM-)            March 1998        242,109     $   251,383
Visual Project Manager(-TM-)December 1999      50,876     $   126,390
                                          ------------   ------------
                                              401,977      $1,001,472
Accumulated amortization                       56,464
                                          ------------
Net book value at March 31,
  2000                                    $   345,513
                                          ============


We expect to realize the net capitalized value through the future sales of our software products.

     In the quarter ending December 31, 1999, the Company determined that software costs, which had been capitalized relating to the completion of a major installation of its software, were in fact costs of the project. These costs were initially capitalized, as it was believed these costs would enable the software to be utilized by a wide variety of customers and were incurred
after the software prototype was functioning.    After a thorough analysis of
such costs, management determined that such costs should be expensed as a cost
of the project.   Accordingly, $200,000 of costs that had been capitalized in the first two quarters of the 2000 fiscal year, were expensed in the quarter ending December 31, 1999.

Recent Accounting Pronouncements

     Derivative and Hedging Activities. In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement, as amended, is effective for fiscal years beginning after June 15, 2000. Currently, we do not have any derivative financial instruments and does not participate in hedging activities; therefore management believes SFAS No. 133 will not impact our financial position or results of operations.

                                   Business

Overview

     Large commercial and governmental entities have projects of all sizes and descriptions, and we offer solutions to improve the management and control of those projects. Whether it is the development of a new aircraft, the construction of a major office building, a time-sensitive overhaul to a petrochemical plant, or a major software development project, managers at all levels need to monitor the progress of these projects, control their respective costs, and be alerted when problems arise.

     Our services span a wide range of software development, project management and consulting services. Our software development services have been provided across a range of industries and have included everything from the integration of commercial off-the-shelf software into existing platforms, to the development of new, highly specialized software applications to better meet our clients' needs. Our consulting services include completing detailed needs assessments and independent risk assessments, construction oversite and project management staffing and services.

     We have performed project and program management work for a diverse sampling of government entities and companies, including: the United States Department of Defense, United States Navy, United States Army, United States Air Force, Kinko's, Lockheed Martin Corporation, AT&T Global Information Systems, Motorola Satellite and Communications, Boeing Corporation, Hughes Aircraft, Wal-Mart, Mobil Corporation and the City of San Antonio.

History

     An independent group of investors formed Zion Enterprises, Inc. in February 1996 as a Colorado corporation. Zion was formed for the sole purpose of establishing a widely held company that would subsequently seek a merger with another entity that desired to merge into a public entity. Zion had no operations or business activity and had never been subject to the reporting requirements of the Securities Exchange Act of 1934. In March 1999, Zion acquired all of the outstanding shares of the common stock of GeniSys in exchange for 75% of the total issued and outstanding shares of Zion. Zion became the parent company of GeniSys through this transaction. As a result of the transaction, the former officers and directors of GeniSys assumed control of Zion and changed the name to iGeniSys, Inc. The principals of GeniSys were aware that persons associated with Zion either controlled or had access to people who controlled shell corporations seeking a reverse merger transaction. The principals of GeniSys believed that such a transaction would help them become a public company and, as a result, improve their access to additional capital. The terms of the transaction were negotiated at arm's length between Mr. Bell, as CEO of GeniSys Information Systems, Inc., and principals of Zion Enterprises, Inc. No fairness opinion was obtained for the transaction. As a result of the transaction, the former shareholders, officers and directors of GeniSys Information Systems, Inc. assumed control of us and changed our name to iGeniSys, Inc. GeniSys Information Systems, Inc. was formed in March 1997 to pursue the development of software and ancillary services relating to business systems generally and project management and cost and risk analysis in particular. On the date of the transaction, its assets consisted of strategic client relationships and software under development.

Business strategy

     Our current mission focuses on creating new software tools utilizing the "World Wide Web" and integrating with three dimensional, or 3D, technologies. Our business strategy is to anticipate market needs and apply leading-edge information technologies in combination with project management consulting to deliver business solutions.

     The software that we have developed and continue to develop, when combined with our consulting services, are designed to facilitate the integration and management of project information interrelating estimates, schedules, budgets, and project risk management. Our services and software are designed to simplify data collection, integration and analysis, thus allowing real-time comparison of actual performance data versus planned schedules and budgets. Further, our software tools are expected to work in conjunction with major project management software systems and are designed to integrate with customers existing accounting systems to provide timely management and cost information. We also provide software customization, training, implementation, and project management personnel, and plan to offer on-line training in the future.

Business activities

     We offer services in three major business activities:

     * Project management software design, development, integration and implementation;
     *    Business process improvement consulting; and
     *    Providing specialized technical services to the process industry.

     Business project management software design, development, integration and implementation

     Our products are designed to work with major commercially available project management software tools, to deliver to our customers the information necessary to execute their tactical and strategic missions using the internet as a medium for reporting. We believe that the most effective management occurs through having current knowledge of the status of projects, for instance, current schedule or budget status, as opposed to guessing what is happening and then determining what went wrong after the fact. Our software enables customers to utilize data currently in their project management systems in a new consolidated view over the internet enabling them to make informed and prompt decisions relative to their projects.

     Jeff Spencer, our Senior Vice President, has provided recommendations to Microsoft Corporation in the development of its project management software. Participation at this level has been at Microsoft's invitation. We have consulted with the design teams of several major project management software packages, including Microsoft Project 98(-Registered Mark-), Primavera P3(- Registered Mark-) and Open Plan.

     We are currently working or have worked with major corporations, a number of whom are in the Fortune 500, providing project management software solutions, and services related to improving the efficiency and communications of their existing project management applications. In many cases, we have been engaged to enhance, integrate, and develop new software applications to
better serve our customers' requirements.    Our work with customer's project
management systems gives our consultants insight into the voids in these systems, and we use this knowledge to assist us in developing and implementing new software tools to fill these gaps.

     Business process improvement consulting

     Working directly with clients and completing detailed project management needs assessments, our consulting teams are able to provide a wide range of value added business process services. These include assisting clients in understanding where their own management systems are not meeting user needs. Additionally, these engagements often require on-site assistance, including on-site management, and regulatory compliance assistance. To this end, we have a history of assisting our clients in bringing their management systems into compliance with the most stringent governmental or industry reporting requirements. In the future, we also plan to offer our clients training courses on the Internet.

     Providing specialized technical services to the process industry

     We also provide construction management and project management services and staffing to a variety of industries. We perform these services primarily to expand our contacts in the project management arena, and maintain our familiarity with the issues faced by project management in the field and at headquarters. Among the project management services provided are construction management, project engineering, planning and scheduling for new construction projects, turnarounds and project management. In 1999, we completed a major project management assignment for Coastal Aruba, N.V. on their $140 million expansion project. This project involved establishing the management team, setting up a system for tracking performance, and providing the executive project manager.

Software products

     Nearly all of our software products have been designed and are being developed through the recognition of a broader need uncovered while completing field assignments. Our design and development teams concentrate their efforts on providing easy to use, flexible, solutions that provide key business information on a timely basis over the internet. All of our products are integrated with Microsoft(-Registered Mark-) products. The following is a brief description of our current software products, some of which are still in development:

     * GeniSys Enterprise Manager(-TM-) - GEM(-TM-): GEM is a project management tracking, updating and reporting tool enabling an organization to manage and monitor large projects across an enterprise using the Internet. This software in concert with Microsoft Project enables mission critical scheduling and planning information to be available to all levels of management through the Internet. It can be customized with additional integration programming to interface with legacy systems such as SAP, Oracle, J.D. Edwards and others. GEM was first commercially launched in June 2000 and we hope that it will become our flagship software product. A GEM system has been installed and is operating in two commercial implementations, one for Charter Communications, Inc. and the other the City of San Antonio. In addition, we are conducting phase one needs assessments for GEM installations at American Airlines, Compaq Computer, Houston Cellular, SBC, Inc., formerly Southwestern Bell, and Texas Instruments. These phase one assessments are being fully charged to the client and it is our belief that each has a high probability of resulting in a full-scale commercial implementation. The second generation of the product is in development with projected release date of November, 2000. We estimate the development cost for this new version will require an additional $40,000.

     * Visual Project Manager(-TM-) - VPM(-TM-): iGeniSys is developing VPM(-TM-) using existing software from Vuent, Inc. to create internet based system that integrate 3-dimensional drawings with key business information. VPM(-TM-) will make it possible for a client to tie key business information to a 3-D plan view of a facility or facilities, color coding them based on the client's criteria for schedule and budget performance and providing this information over the Internet directly to the user's computer. This system will provide a collaborative environment over the Internet leveraging web strategies to maximize the effectiveness of the client's staff and the technology they use. A prototype of this software was completed in December 1998 with general release planned for the third quarter of 2000. There have been no sales of this product to date due to our limited marketing resources and our emphasis on our GEM product. We estimate that between $25,000 and $50,000 in development costs will be required to complete the product.

     * Gatekeeper(-TM-): Integrates earned value cost data from MPM, or Microframe Project Manager, with Microsoft Project 98 scheduling data providing essential information to management on earned value. The concept of Earned Value Management Systems, or EVMS, was developed in recent years to assist governmental agencies in tracking contractor progress on large projects. Gatekeeper is applicable to every company executing project work for governmental agencies that uses the Microframe cost tracking system. This product was completed in 1998 and has been actively marketed. We are presently installing or have installed this product for company-wide use at Boeing, Allied Signal, Northrop Grumman and others.
          With over fifty installed locations, revenues from Gatekeeper sales represented more than 65% of all software sales during fiscal year ended March 31, 1999, and over 74% of software sales for the year ended March 31, 2000.

     * GEM Web Builder(-TM-): We designed GEM Web Builder in the fall of 1999 for customers to use with Microsoft Project to share vital project management information on the Internet. Whether interfacing within large organizations and/or remote locations, Web Builder collects and displays project management information for each level of management over the Internet or Intranet. GEM Web Builder enables a user to complete a web site in minutes and guide the user through the process. Web Builder includes user-definable business rules that are color-coded to project tracking information in order to identify problem areas. GEM Web Builder also allows a user to obtain detailed project information through the web site. We have installed GEM Web Builder with approximately five clients.

Corporate relationships

     We have developed several business relationships that are significant contributors to the development of our business, both directly, via business referrals, joint projects and, indirectly, through the value of association. While we do not have any long-term agreements with any of these associates, we believe that our relationships are an important asset whose continuation depends upon our continued performance.

     Microsoft Corporation

     We are and have been since inception an authorized Microsoft Solution Provider. Solution Providers are for one year terms based on qualifications. In addition, we are active with the Microsoft Project team in supporting design strategy for future releases, and assist in the rollout of new versions of their project management products. Our participation provides us with insight into their project management development strategy. Combining our software tools with Microsoft Project and this knowledge of future development helps us to develop and implement complete project management solutions for our customers. In conjunction with Microsoft, we conduct seminars and training sessions on Microsoft Project and Project Management throughout the United States to their customers and clients. Based on this key relationship, Microsoft has begun to refer to us customers with challenging project management issues. While we consider the relationship with Microsoft to be material both in terms of our exposure as well as an important source of referrals, the Microsoft relationship does not itself generate material fees or revenues. Nevertheless, we attribute our important relationships with the City of San Antonio, Charter Communications and Kinko's to our association with Microsoft.

     Arthur Andersen, LLP

     We have a marketing alliance with Arthur Andersen and several subcontracts with their clients for software and services. Under this marketing arrangement and resulting subcontracts, Arthur Andersen has made numerous client referrals to us including Air Products, Inc., Enron Energy Service, Inc., Kaiser-Hill, Rocky Flats, the U.S. Army Chemical Weapons Demilitarization Program and the U.S. Healthcare Finance Administration. These projects are very confidential as they relate to large projects or mergers and acquisitions. In addition to these services for clients of Arthur Andersen, we also provide internal project management software, training and consulting to Arthur Andersen in several of their regional and international offices. While our relationship with Arthur Andersen is considered very valuable, it can be terminated at any time if they determine that the quality of our performance is unsatisfactory.

     Business Engine, f/k/a Micro-Frame

     We have a non-exclusive marketing agreement with Business Engine for Gatekeeper(-TM-), one of our proprietary software tools, that allows them to sell our software to their customers. Business Engine developed an earned value cost analysis system, known as Micro-Frame Project Manager, or MPM, that works with government contracting in completing required reports. Our developers have integrated Gatekeeper with MPM. We also have a direct marketing effort that has been successful in selling the Gatekeeper software to some of the larger government contractors. Gatekeeper is currently installed at Boeing, Northrop Grumman, ITT, and other contractors.

     Clients and Customers

     It is the nature of being a solutions provider that some relationships with clients are for a finite term and end following the initial installation and training, while other relationships have ongoing, continuing and long-term potential. For example:

     * U.S. Army Chemical Weapons Demilitarization Program. This originally began in 1997. Since then, four contracts have been awarded on this program, and we anticipate continued renewal of this relationship in the future.

     * U.S. Healthcare Finance Administration. This relationship began in 1998 and continues to demand the on-site assistance of our staff consultants.

     * City of San Antonio. Beginning in January of 1999, as a result of a call from the City, the relationship has now evolved to the installation of a preliminary version of our GEM(-TM-) software and related consulting services.

     * Kinko's. Another Microsoft referred client, Kinko's has also hired us to provide an enterprise-wide project management system using MSProject and our GEM(-TM-) software.

     * Charter Communications, Inc. A Microsoft referred client, Charter Communications retained us to install an enterprise-wide project management system using MSProject and our GEM(-TM-) software. This contract has and will continue to include additional software and additional consulting services, training and implementation.

     * Aspen Tech. This relationship began as an Arthur Andersen project. Currently, we are scheduled to begin our enterprise-wide project management relationship which we expect will include installations of our software products.


     As of the date of this prospectus, we have ongoing total solutions installations at more than twelve client locations throughout the United States. Each of these relationships requires ongoing software development and consulting services as well as followup maintenance and support, software upgrade and enhancement.

Markets

     Over the past decade there has been a tremendous change in the sophistication of project management software. This gives the modern manager access to tools and reports that were formerly unavailable to even the largest companies. With the dramatic pace of business change, fueled by the expansion of the Internet, the project management software industry segment has experienced tremendous growth. Through direct marketing, the alliances we have already established, and future collaborations and alliances, we believe our market share in products and services can grow.

     Business managers are focusing on project management issues at the project level and at the enterprise level. We see increased demand for project management software tools that communicate transparently over the Internet to provide managers, at all levels of the organization, with access to timely cost, budget and schedule reports. This marketplace includes the federal government, state and local governmental entities and any organization that manages large and/or diverse projects. This would include, but not be limited to, large municipalities, engineering and construction companies, aerospace, software development companies, petrochemical producers, and oil and gas companies. Aggressive marketing of our products and services combined with continued recruitment of industry experts will require additional working capital which may not be obtained in this offering.

Marketing and sales

     Our marketing efforts to date have been limited due to our lack of working capital. We have relied on referrals from Arthur Andersen and Microsoft Corporation for over 75% of our revenues since inception. Our marketing to date has been targeted toward building these two relationships and attendance at conventions and trade shows. Members of our management team are frequently invited to Microsoft and Arthur Andersen to make presentations on project management issues to their customers and clients. These presentations have provided the principal exposure of our products and services to companies, organizations and governmental entities that would have an interest in our solutions. In addition, we have found that, once we have established a relationship with a client, the client usually has ongoing needs that require continued and follow up services as well as representing a market for our product enhancements and upgrades. To date, our lack of working capital has prevented us from developing a more aggressive marketing plan.

     As we offer a solution package consisting of consulting services and our software products, we do not expect to market our software independent of our consulting services. Due to its complexity, we believe that it is unlikely that our software can be marketed independently of our total solutions package which includes our initial review and assessment, installation and follow on services and support.

Competition

     A number of other companies compete with GeniSys in providing the kinds of services that we do in the project management arena. Companies that compete in the project management arena generally include:

     *    ABT Corporation, with its ABT Workbench product,

     * IMS Information Management Services, Inc., with its product ProductExchange,

     *    Artemis Corporation, with its product Artemis Views Four,

     *    Elabor, Inc., Program Planning Professionals and SME.

Our principal competitive advantage over these companies is that their products are not web-based. Companies that have developed web-based functionality in project management include:

     *    OnProject.com

     *    Pacific Edge Software

We believe that our products have superior functionality and that we gain competitive advantages through the credibility resulting from our strategic relationships with Microsoft, Arthur Andersen and other leaders in the project management field. Nevertheless, there can be no assurance that larger companies with greater resources will not compete with us in areas in which we have developed niches.

Intellectual property

     We have developed certain foundation and application software tools, programs and products that we own and license to our clients on a non-exclusive basis. We regard this software as proprietary and protect our rights in it where appropriate with copyrights, trademarks, trade secret laws and contractual restrictions on disclosure and transferring title. There can be no assurance that any steps we take in this regard will be adequate to deter misappropriation of our proprietary rights or independent third party development of functionally equivalent products.

     We have developed and rely on the trademarks that we use with our products, including GeniSys Enterprise Manager(-TM-) or GEM(-TM-), Visual Project Manager(-TM-) or VPM(-TM-) and Gatekeeper(-TM-). We have not applied for or obtained federal registrations with respect to the use of our trademarks; however, we claim common law trademark rights to those names. However, there can be no assurance that we will not be subject to opposition, cancellation or infringement proceedings based upon the use of a particular trademark. The loss of the use of any one or more of our trademarks could have a material adverse effect upon our ability to profitably market the associated product or service.

     In addition, our success is dependent upon our specialized expertise and methodologies. To protect this proprietary information, we rely upon a combination of trade secret and common laws, employee nondisclosure policies and third party confidentiality agreements. However, there can be no assurance that any of the steps we take will be adequate to deter misappropriation of our specialized expertise and methodologies.
Specifically, there can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets, that our trade secrets will not be disclosed or that we can effectively protect our rights to unpatented and/or uncopyrighted trade secrets. Despite precautions we may take, unauthorized parties may attempt to engineer, reverse engineer, copy or obtain and use our products and other information we consider proprietary. We pursue a policy of having our employees and consultants execute non-disclosure agreements at the beginning of employment or consulting relationships with us. These agreements provide that all confidential information developed or made known to the individual during the course of the relationship with us shall be kept confidential except in specified circumstances. There can be no assurance, however, that these agreements will provide meaningful protection for our trade secrets or other proprietary information in the event they are used or disclosed in an unauthorized manner.

     Although we believe that our services and products do not infringe on the intellectual property rights of others, there can be no assurance that an infringement claim will not be asserted against us in the future.

Research and development

     We have two full-time employees and two part-time consultants devoted to research and development. These employees and consultants are software programmers with the full-time employees being involved in product architecture. The majority of our research and development is undertaken under contract with customers and clients as a result of which we may develop a unique software program or module for the client's use on a non-exclusive use basis. We generally retain the rights to all products that we develop for clients so that we can use them for other customers and adapt them to other or new applications. In each of the years ended March 31, 2000 and 1999, we incurred approximately $450,000 for research and development costs related to software development. During the three months ended June 30, 2000 and 1999, research and development costs were $-0- and $125,000, respectively.

Employees and consultants

     We have 20 core full-time employees, of whom 14 are located in our main office in Houston, Texas and 6 are based in our other locations. In addition to these core employees, we also have an additional labor pool consisting of contract professionals that are hired on a part-time basis.

Facilities and equipment

     Our principal executive offices are located in Houston, Texas. In addition, we have an office in Denver, Colorado. We have maintained our office in Los Angeles, California, which we are currently trying to vacate. Our Houston office consists of approximately 6,643 square feet which we hold on a four year sublease expiring 2002. Our monthly rent is $5,536, with triple net adjustments.

     Our Los Angeles office consists of 2,644 square feet which we occupy under a three year lease expiring in March 2001. The monthly rent at that location is $3,305, together with triple net adjustments. We only have two employees in our Torrance location and are trying to vacate the facility as a cost-savings measure.

     Our Denver office is shared with Corporate Stock Transfer, Inc., our stock transfer agent and a company owned by our primary stockholder, Carylyn
K. Bell. We pay a market rate of $1,500 per month for use of this office for approximately 750 square feet and this rate includes administrative support. We reimburse this company for all other out-of-pocket expenses incurred on our behalf.

     We own computer equipment and office furniture and fixtures.

Consultants

     We have a consulting arrangement with McCandish Partners, a company controlled by Carylyn K. Bell, the Company's principal stockholder and wife of
J. Daniel Bell, pursuant to which it pays $3,000 per month for financial advisory services.

Legal proceedings

     We are not currently involved in any material legal proceedings.

                                  Management

Directors, executive officers and key employees

     The name, position with iGeniSys, age of each Director, executive officer and key employee of iGeniSys is as follows:



           Name                 Age            Position

        J. Daniel Bell          55           Chairman of the Board,
                                             President, Chief Executive
                                             Officer
        Carylyn K. Bell         41           Director, Secretary
        Walter Strycker         70           Director
        Henry Fong              61           Director
        Craig Crawford          47           Vice President
        Jeffery M. Spencer      40           Vice President
        Cameron R. Kruse        38           Chief Financial Officer


     We conduct business through our wholly owned subsidiary, GeniSys Information Systems, Inc. The name, position, and age of each Director and executive officer of the subsidiary are as follows:


           Name                 Age           Position

        J. Daniel Bell          55           Chairman of the Board,
                                             Chief Executive Officer
        Craig Crawford          47           Director and President

        Jeffery M. Spencer      40           Director, Senior Vice
                                               President
        William M. Bell         34           Director, Secretary and
                                             Treasurer

        Cameron R. Kruse        38           Chief Financial Officer



     J. Daniel Bell and Carylyn K. Bell are husband and wife. William M. Bell is the son of J. Daniel Bell.

     The following sets forth biographical information with respect to our Directors and executive officers for the prior five years:

     J. Daniel Bell has been Chairman of the Board and Chief Executive Officer since March 1999and Chairman and Chief Executive Officer of GeniSys Information Systems, Inc. since inception. Prior to his association with iGeniSys, from 1988 to 1997 Mr. Bell served as Chairman of the Board and Chief Executive Officer of Industrial Services Technologies, Inc. ("IST"), a Denver-based acquisition platform company. This company was privately sold to Phillip Services, Inc., a Canadian-based conglomerate serving the process industries. Over the past ten years, Mr. Bell has managed or co-managed over twelve acquisitions of various sizes, including a specialty welding and fabrication
company.   Mr. Bell attended Texas A&M University and graduated from Lamar
University with degrees in Economics and Marketing.

     Craig Crawford has been Director and President of the subsidiary and Vice President of the Company since March 1999. He assumed the duties of Chief Financial Officer in April 2000. Having originally joined GeniSys in 1997, Mr. Crawford is responsible for the day-to-day operations of the Company with a principal focus on the Company's sales and marketing efforts and customer relations. Prior to iGeniSys, Mr. Crawford served as Vice President, Western Region, for a specialty welding and mechanical contracting company from 1995 to 1997. He was the Vice President, West Region, for Serv-Tech, Inc. from 1993 to 1995, and has served in Senior Management positions from Operations to Finance at Rice University, Brown and Root, Inc. and Goodwin Dannenbaum Littman and Wingfield, Inc. He attended the Colorado School of Mines, studying Chemical Engineering, and graduated from North Carolina State University with a BBA, Business Management.

     Jeffery M. Spencer has been Senior Vice President and Director of the Subsidiary and Vice President of the Company since March 1999 and is responsible for the development of software tools and delivery of services.
He has developed project management solutions on a wide range of complex projects, for example: X-33 (Space Plane), JSF (Joint Strike Fighter), Space Station, NAVAIR (E2-C), Supercollider, Army SDI, Air Force SDI, and Navy MIDS (Superproject conversion). Prior to GeniSys Information Systems, from 1989 to 1997 Mr. Spencer was the President of Program Management Solutions Incorporated, a consulting firm specializing the design and customization of Decision Support Systems utilizing Microsoft Windows-based products, and customized training programs for related Microsoft Windows applications. Mr. Spencer received a Bachelors of Science in Production and Operations Management from California State University, Northridge.

     Cameron R. Kruse began as Chief Financial Officer on April 26, 2000. For approximately one year prior to joining iGeniSys, he was an engagement executive for AuditForce, a professional services company performing audit, tax and financial services. From 1998 to 1999, he was Audit Manager for Textron, an international diversified manufacturer. From 1994 to 1998, he performed various functions as Controller for Siebe, PLC, a diversified international technology control manufacturer and engineering services company. From 1992 to 1994, he was an Audit Supervisor for Nashua Corporation, and from 1989 to 1992 a Senior Auditor for Raytheon Corporation. From 1986 to 1989, he was a Staff Auditor with PriceWaterhouseCoopers LLP.
Mr. Kruse received a Bachelor of Science degree in Finance from the University of Houston in 1985 and a Masters of Science degree in Accounting from the University of Houston in 1987.

     Carylyn K. Bell, Director, Secretary and Treasurer since March 1999, is the wife of J. Daniel Bell, Chairman of the Board and Chief Executive Officer. In 1985, she founded Corporate Stock Transfer, Inc., a service company located in Denver, Colorado representing public and private companies in all aspects of shareholder needs and continues to serve as its chief executive. From 1988 until 1991, she held the offices of Secretary and Treasurer of Industrial Services Technologies, Inc., a Denver based acquisition platform company headed by her husband. She also served as Secretary for E-Management Corp. from 1987 until 1997.

     William M. Bell, Director since 1999, is Vice President of Huttner & Company, a Houston, Texas based management consulting firm. Prior to working with Huttner & Company, Mr. Bell worked in the corporate finance consulting department at Coopers & Lybrand, LLP. Mr. Bell is the son of J. Daniel Bell, our Chairman of the Board and Chief Executive Officer.

     Walter Strycker, Director since 1999, joined the Board of Directors of iGeniSys Inc. in June 1999. Mr. Strycker serves as the President of Marine Coastal Corporation, a financial, merger and acquisition, and corporate business consulting firm. Mr. Strycker served as Chief Executive officer of Marie Callender Pie Shops, Inc. from March 1991 to 1995. Prior to 1991, Mr. Strycker was employed in various executive positions including Senior Vice President Wheelabrator Environmental Systems, Senior Vice President Signal Energy Systems, President Air Pollution Control Division of Wheelabrator Frye, and President of Associates Venture Capital Corporation. Also, Mr. Strycker was a founder and Chief Financial Officer of Decimus Corporation, a joint venture with the Bank of America involving financial leasing and computer services. He also spent fifteen years with the IBM Corporation in various marketing positions as well as product development. Mr. Strycker is a graduate of the University of California at Berkeley with a degree in Finance.

     Henry Fong, Director since 1999, has been the President, Treasurer and a Director of Equitex, Inc. since its inception in January 1983. Equitex, formerly an investment company, is now an operating company which has executed a definitive agreement to merge with a single bank holding company. From 1987 to June 1997, Mr. Fong was Chairman of the Board and Chief Executive Officer of RDM Sports Group, Inc. and was its President and Treasurer from 1987 to 1996. From July 1996 to October 1997, Mr. Fong was a Director of IntraNet Solutions, Inc., a publicly held company which provides internet/intranet solutions to Fortune 1000 companies and was the Chairman of the Board and Treasurer of its predecessor company, MacGregor Sports and Fitness, Inc., from February 1991 until the two companies merged in July 1996. From January 1993 to January 20, 1999, Mr. Fong was Chairman of the Board and Chief Executive Officer of California Pro Sports, Inc., a publicly traded manufacturer and distributor of in-line skates, hockey equipment and related accessories. From 1959 to 1982 Mr. Fong served in various accounting, finance and budgeting positions with the Department of the Air Force. During the period from 1972 to 1981, he was assigned to senior supervisory positions at the Department of the Air Force headquarters in the Pentagon. In 1978 he was selected to participate in the Federal Executive Development Program, and in 1981 he was appointed to the Senior Executive Service. In 1970 and 1971, he attended the Woodrow Wilson School, Princeton University and was a Princeton Fellow in Public Affairs. Mr. Fong received the Air Force Meritorious Civilian Service Award in 1982. Mr. Fong is a certified public accountant.

     Each director is elected to serve for a term of one year until a successor is duly elected and qualified.

     Our executive officers are elected annually at the first meeting of our Board of Directors held after each annual meeting of stockholders. Each executive officer will hold office until his successor is duly elected and qualified, until his resignation or until he shall be removed in the manner provided by our By-Laws.

     Currently, we do not have standing Audit, Compensation or Nominating Committees of the Board of Directors. During the first six months of 2000 we do plan to form an Audit Committee. No member of the Audit Committee will receive any additional compensation for his service as a member of that Committee and members of this committee will be primarily comprised of non-officer directors. The Audit Committee will be responsible for providing assurance that financial disclosures made by management reasonably portray our financial condition, results of operations, plan and long-term commitments.
To accomplish this, the Audit Committee will oversee the external audit coverage, including the annual nomination of the independent public accountants, review accounting policies and policy decisions, review the financial statements, including interim financial statements and annual financial statements, together with auditor's opinions, inquire about the existence and substance of any significant accounting accruals, reserves or estimates made by management, review with management the Management's Discussion and Analysis section of the Annual Report, review the letter of management representations given to the independent public accountants, meet privately with the independent public accountants to discuss all pertinent matters, and report regularly to the Board of Directors regarding its activities.

     We also plan to form a Compensation Committee during fiscal 2000. No member of the Compensation Committee will receive any additional compensation for his service as a member of that Committee. The Compensation Committee will be responsible for reviewing pertinent data and making recommendations with respect to compensation standards for our executive officers, including the President and Chief Executive Officer, establishing guidelines and making recommendations for the implementation of management incentive compensation plans, reviewing the performance of the President and CEO, establishing guidelines and standards for the grant of incentive stock options to key employees under our Equity Incentive Plan, and reporting regularly to our Board of Directors with respect to its recommendations.

     Except for J. Daniel Bell's relationship to Carylyn K. Bell, his wife, and William M. Bell, his son, there are no family relationships among Directors, nor any arrangements or understandings between any Director and any other person pursuant to which any Director was elected as such. Our Class B Common Stock, which can only be issued to J. Daniel Bell, gives Mr. Bell the right to elect a majority of the Board. The present term of office of each Director will expire at the next annual meeting of stockholders.

Director compensation

     During the fiscal year ended March 31, 2000, outside Directors received no cash compensation or other remuneration for their service on our Board of Directors, however they were reimbursed their expenses associated with attendance at meetings or otherwise incurred in connection with the discharge of their duties.

     The Board of Directors has adopted a formula plan pursuant to which outside Directors are entitled to receive, under our 1999 Equity Incentive Plan, an initial grant of non-qualified stock options exercisable to purchase 30,000 shares of common stock and, for each additional year of service after the first year, additional non-qualified stock options exercisable to purchase 30,000 shares of our common stock. All non-qualified stock options issuable to outside Directors under the Plan have an exercise price equal to the fair market value of our common stock on the date of grant, and are exercisable for a period of five years from the date of grant.

     Directors who are also our executive officers receive no additional compensation for their services as Directors.

Executive compensation

     The following table and discussion set forth information with respect to all compensation earned by or paid to our Chief Executive Officer, CEO, and our most highly compensated executive officers other than the CEO, for all services rendered in all capacities to us and our subsidiaries for each of our last two fiscal years ended March 31, 2000 and 1999. However, no disclosure has been made for any executive officer, other than the CEO, whose total annual salary and bonus does not exceed $100,000.


                                      TABLE 1
                            SUMMARY COMPENSATION TABLE
                                                                           Long Term Compensation
                                                                  ----------------------------------
                                    Annual Compensation(1)              Awards              Payouts
                                  --------------------------      -------------------       ---------
                                                      Other                                              All
                                                     Annual       Restricted                            Other
Name and                                             Compen-        Stock                    LTIP      Compen-
Principal                         Salary    Bonus    sation        Award(s)     Options/    Payouts   sation
Position                 Year       ($)      ($)     ($)(2)          ($)         SARs         ($)        ($)
---------------         -------  --------   -----   ---------    -------------- -------     -------   --------
J. Daniel Bell, Chairman  2000     36,000     -0-       -0-         -0-         -0-         -0-        -0-
                          1999     33,500     -0-       -0-         -0-         -0-         -0-        -0-
Craig Crawford, Vice
      President           2000    116,000               -0-         -0-         -0-         -0-        -0-
                          1999    116,417   10,000      -0-         -0-       470,000       -0-        -0-
Jeff Spencer, Vice
      President           2000    156,000               -0-         -0-         -0-         -0-        -0-
                          1999    147,561   16,000      -0-       29,000      570,000       -0-        -0-


Employment agreements

We have entered into written employment agreements with three of our key employees, Craig Crawford, President of our subsidiary, Jeff Spencer, Senior Vice President, and Cameron Kruse, our new Chief Financial Officer.

Mr. Crawford's contract is an at-will employment agreement which may be terminated by either party; provided that, if we terminate his employment without cause, we are obligated to continue his compensation under his agreement for a period of six months, or twelve months if there has been a change in our control, following the date of termination, unless he obtains alternative employment sooner. The agreement provides that he receives an annual salary of $116,000, plus incentive stock options under our plan exercisable to purchase 470,000 shares of our common stock.

Mr. Spencer's contract is also an at-will employment agreement with substantially the same termination provisions as are contained in Mr. Crawford's. Mr. Spencer's annual salary is $156,000 and he has been granted incentive stock options under our plan exercisable to purchase 570,000 shares of our common stock.

Mr. Kruse's contract has an initial term of one year and is thereafter terminable by either party. His base compensation is $90,000 per year. In addition, Mr. Kruse has been granted incentive stock options exercisable to purchase 100,000 shares of our common stock, which options are subject to future vesting.

We have not obtained any key man life insurance on any of our executive officers.

Equity Incentive Plan

     On May 17, 1999 we adopted an Equity Incentive Plan. Pursuant to the Plan, stock options granted to eligible participants may take the form of incentive stock options or ISOs under Section 422 of the Internal Revenue Code of 1986, as amended, or options which do not qualify as ISOs, known as non-qualified stock options or NQSOs. As required by Section 422 of the Code, the aggregate fair market value of our common stock with respect to our ISOs granted to an employee exercisable for the first time in any calendar year may not exceed $100,000. The foregoing limitation does not apply to NQSOs. The exercise price of an ISO may not be less than 100% of the fair market value of the shares of our common stock on the date of grant. The exercise price of an NQSO may be set by the Plan administrator. An option is not transferable, except by will or the laws of descent and distribution. If the employment of an optionee terminates for any reason (other than for cause, or by reason of death, disability, or retirement), the optionee may exercise his options within a ninety day period following such termination to the extent he was entitled to exercise such options at the date of termination. Either our Board of Directors (provided that a majority of directors are "disinterested") can administer the Plan, or our Board of Directors may designate a committee comprised of directors meeting certain requirements to administer the Plan. The Administrator will decide when and to whom to make grants, the number of shares to be covered by the grants, the vesting schedule, the type of award and the terms and provisions relating to the exercise of the awards. An aggregate of 2,500,000 shares of our common stock is reserved for issuance under the Plan.

At August 1, 2000, we had granted a total of 1,470,000 incentive stock options under the Plan exercisable at a weighted average price of $.41 per share, of which 240,000 non-qualified stock options have been issued to outside directors and consultants exercisable at a weighted average exercise price of $.81 per share. All options have been issued with exercise prices at or above market value on the date of issuance.

The following tables set forth certain information concerning the granting and exercise of incentive stock options during the last completed fiscal year by each of the named executive officers.


                                    Table 2
                          Option/SAR Grants for Last
                        Fiscal Year - Individual Grants

                          Number of   % of Total
                         Securities  Options/SARs
                         Underlying   Granted to     Exercise
                        Options/SARs Employees in     or Base    Expiration
       Name              Granted (#)  Fiscal Year  Price ($/Sh)     Date
----------------------  ------------ ------------  ------------  ----------

J. Daniel Bell               -0-          -0-           -0-          -0-

Craig Crawford             470,000        34%          $.40         2009

Jeff Spencer               570,000        42%          $.40         2009

---------------------



The options granted to these officers vest in these officers over the next five years. None of these options have been exercised by the officers.


                                     Table 3
                Aggregated Option/SAR Exercises in Last Fiscal Year
                           and FY-End Option/SAR Values

                                                                                          Value of
                                                                     Number of          Unexercised
                                                                    Unexercised         In-the-Money
                                                                   Options/SARs         Options/SARs
                                                                   at FY-End (#)     at FY-End ($) (1)

                        Shares Acquired       Value Realized        Exercisable          Exercisable/
Name                    on Exercise (#)             ($)           (Unexercisable)       Unexercisable
----------------        ---------------       --------------      ----------------      ----------------

J. Daniel Bell                -0-                   -0-                 -0-                    -0-

Craig Crawford                -0-                   -0-               470,000                  -0-

Jeff Spencer                  -0-                   -0-               570,000                  -0-

________________________


     Value Realized is determined by calculating the difference between the aggregate exercise price of the options and the aggregate fair market value of our common stock on the date the options are exercised.

     The value of unexercised options is determined by calculating the difference between the fair market value of the securities underlying the options at fiscal year end and the exercise price of the options. The fair market value of the securities underlying the options are based upon the determination of the Board of Directors in light of the arms-length transactions in the same securities.

Indemnification and Limitation on Liability of Directors

     Our Articles of Incorporation provide that we shall indemnify, to the fullest extent permitted by Colorado law, any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain standards are met. At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

     Our Articles of Incorporation limit the liability of our directors to the fullest extent permitted by the Colorado Business Corporation Act. Specifically, our directors will not be personally liable for monetary damages for breach of fiduciary duty as directors, except for:

     *    any breach of the duty of loyalty to us or our stockholders,

     * acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law,

     * dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions,

     *    violations of certain laws, or

     * any transaction from which the director derives an improper personal benefit. Liability under federal securities law is not limited by the Articles.

Page>
                             Certain Transactions

Founders and promoters of Zion Enterprises, Inc.

     When we were first formed and organized, we issued 895,000 shares of common stock to our original founders and promoters in exchange for their services. The following sets forth the names of the company's promoters and the amount of shares received by each for their services:

                                             Amount
     Name                                    of Shares
     ----                                    ----------
     Earnest Mathis, Jr. through Mathis
          Family Partners, Ltd.              298,334
     Gary J. McAdam through GM/CM Family
          Partners, Ltd.                     298,333
     Gary A. Agron                           298,333


     In April and May 1996, we distributed an additional 81,250 shares to approximately 240 persons in order to create a large shareholder base. We received no payment from the persons who received these shares.

     We have been informed by the Commission that it is their view that none of the 976,250 shares of our common stock which were issued to the original shareholders of Zion Enterprises, Inc. may be resold without their being registered under the Securities Act. As a result, we have agreed to register for resale all of these shares in the concurrent offering being undertaken by the selling shareholders.

Founders and promoters of GeniSys Information Systems, Inc.


     When GeniSys was formed and organized in 1997, it issued shares of its common stock to the following persons for the consideration set forth below:


                                         Number of
     Name                Class            Shares       Consideration

     Carolyn K. Bell     Class A         1,660,000     $25,000; conversion
                                                       of $75,000 of debt
                                                       plus accrued interest

     J. Daniel Bell           Class B        10,000    $100

     In March 1999 when we acquired GeniSys, we issued to Mrs. Bell a total of 6,682,571 shares of our common stock in exchange for her shares of Class A
Common Stock of GeniSys. In that exchange, Mr. Bell received 10,000 shares of our Class B Common Stock in exchange for 10,000 shares of Class B Common Stock of GeniSys.

Bridge loans and conversion

     In anticipation of completing our acquisition of GeniSys, we arranged for a total of $580,000 of bridge loans in February 1999 which GeniSys Information
Systems, Inc. used for working capital. The persons who made the bridge loans then agreed to convert all of the loans into 1,472,083 shares of common stock at the same time that the acquisition of GeniSys was completed. This represented conversion of the bridge loans into common stock at a value of $.394 per share. The bridge loans were held by 17 persons, including Mr.
Fong, one of our directors, who converted $200,000 in loans.

Acquisition of GeniSys Information Systems, Inc.

     In March 1999, we completed the acquisition of 100% of the outstanding shares of common stock of GeniSys in exchange for 7,516,740 shares of common stock. This resulted in the persons who control GeniSys, Mr. and Mrs. Bell, acquiring control of the iGeniSys as well.

Transactions with principal shareholder

     Carolyn K. Bell is one of our founders and promoters and our largest principal shareholder. During the past two years, we have had a number of transactions with Mrs. Bell which can be summarized as follows:

     * Mrs. Bell previously provided working capital through a factoring line of credit and revolving line of credit which reached a maximum principal amount of $400,000, until repaid in May of 1999 when we obtained a credit arrangement with a commercial financing source.

     *    Mrs. Bell currently provides us a factoring line of credit for our receivables in the maximum amount of $750,000.  Mrs. Bell receives a
          2% fee on all factored receivables, together with interest at the rate of prime plus 2%.  She uses draws from the Guaranty Bank line of credit to fund the advances, on which she pays interest at the rate of prime plus 1%.  As of June 30, 2000, the outstanding balance due to Mrs. Bell under this factoring arrangement was approximately $533,000.

     * Mrs. Bell has provided numerous loans to the Company which, as of the date of this prospectus, total $102,163. In July, 2000, we agreed to issue to Mrs. Bell a convertible promissory note for $102,163 of these loans due in July 2001 and convertible at $.50 per share.

     * Mrs. Bell arranged for a $100,000 loan for us at a financial institution and the loan is secured by a $100,000 certificate of deposit owned by Mrs. Bell.

     *    Mrs. Bell is the principal owner of our transfer agent, Corporate
          Stock Transfer, Inc.

     * We use office space provided by Corporate Stock Transfer, Inc. in its Denver, Colorado offices and pay rent of $1,500 for this space and administrative services.

     * We have agreed to pay $3,000 per month for financial advisory services to McCandish Partners, a company owned by Mrs. Bell which has been accrued and as of June 30, 2000 is $87,000.

     *    Mrs. Bell is a co-borrower under our credit line with Guaranty Bank
          & Trust Company in the amount of $750,000.

     While we have not formally adopted any policy controlling transactions with our affiliates and principal shareholders, in each instance we believe that the terms of these arrangements are commercially reasonable. Mrs. Bell has made working capital available to us under circumstances where we were unable to obtain it from other sources.

Transactions by certain affiliates

     In January 2000, Mr. Craig Crawford, President and Director of our subsidiary, sold to three of our other employees 70,000 shares of common stock which he owned, which sales were at a price of $.40 per share. These transactions resulted in a one-time, non-cash charge against our income in January because they are viewed as being essentially compensatory in nature and the shares were sold at less than fair market value.

     In February 2000, Mr. Fong, a member of the our Board of Directors, loaned us $100,000. This loan was made to meet our operating cash needs to purchase some past-due invoices from our financial institution. This loan is secured by the purchased invoices and a second lien on our software products.
The loan carries an interest rate of 15% and is payable in December 2000.  In
March 2000, approximately $30,000 of this note was repaid.




                            Principal Stockholders

     To our knowledge, the following table sets forth, as of the date of this prospectus, information regarding the ownership of our Class A common stock by:

     *    persons who own more than 5% of our Class A common stock;

     *    each of our directors and each of our executive officers; and

     *    all directors and executive officers as a group.

Each person has sole voting and investment power with respect to the shares shown, except as noted.



                                                    Percent of Class
Name and Address             Amount and Nature --------------------------
of Beneficial                  of Beneficial     Before          After
Owner                            Ownership      Offering       Offering
----------------                ----------      ---------      ---------


J. Daniel Bell                      42,191          .4%            .3%
2750 East Cedar Avenue
Denver, CO  80209

Carylyn K. Bell                  6,682,571        61.2%          53.8%
2750 East Cedar Avenue
Denver, CO  80209

Jeffery Spencer                  1,176,695        10.8%           9.5%

Craig Crawford                     924,000         8.5%           8.9%

Walter Strycker                     60,000          .4%            .3%

Henry Fong                         684,008         6.0%            .8%

William Maury Bell                 121,878          .9%            .5%

Gulfstream Financial               558,375         5.1%           0.4%
  Partners, LLC

Cameron Kruse                       10,000          nil            nil

All Officers and
Directors as a                   9,499,465        81.1%          72.6%
Group (8 persons)
_______________________



     Under SEC Rules, we include in the number of shares owned by each person the number of shares issuable under outstanding options if those options are exercisable within 60 days of the date of this prospectus. We calculate the ownership of each person who owns exercisable options by adding (i) the number of exercisable options for that person only to (ii) the number of total shares outstanding and dividing that result into (iii) the total number of shares and exercisable options owned by that person.

     The percentages shown in the table do not reflect voting percent. Mr. Bell's 10,000 shares of Class B Common Stock entitle him to elect a majority of our directors.

     Unless otherwise noted, the address of each person is 654 North Belt East, Suite 310, Houston, Texas 77060.

     The percentages shares do not give effect to the exercise of any outstanding options or warrant. Assumes all 1,500,000 shares of common stock are sold in the offering.

     J. Daniel Bell is the husband of Carylyn K. Bell and the father of William Maury Bell. Mr. Bell's ownership consists of 10,000 shares of Class B Common Stock and 32,191 shares of Class A Common Stock. Mr. Bell's 10,000 shares of Class B Common Stock entitle him to elect a majority of our directors. On matters other than the election of directors, the shares of Class B Common Stock are counted equally with shares of Class A Common Stock.

     Mrs. Bell's ownership includes 500,000 shares of common stock held by Mrs. Bell as custodian of Caitlyn Ann Bell, Christopher Ryan Bell, Henry Daniel Bell, Ian Gregory Bell and Kathleen Ann Bell under the Colorado Uniform Gifts to Minors Act. Also includes 3,032,221 shares held of record by McCandish, LLC, a limited liability company of which Mrs. Bell is a manager and controlling person.

     Mr. Spencer's ownership includes incentive stock options granted under the Plan exercisable to purchase, in the aggregate, 570,000 shares of common stock at an exercise price of $.40 per share, subject to future vesting.

     Mr. Crawford's ownership includes options granted by Mrs. Bell to Mr. Crawford exercisable to purchase from shares of common stock beneficially owned by Mrs. Bell 350,000 shares of common stock at a price of $.001 per share and 250,000 shares of common stock at a price of $.10 per share. Also includes incentive stock options granted under the Plan exercisable to purchase, in the aggregate, 470,000 shares of common stock at an exercise price of $.40 per share, subject to future vesting. In November 1999, Mr. Crawford exercised options from Mrs. Bell and purchased 350,000 shares at $.001 per share. In January 2000, Mr. Crawford sold 171,000 of these shares in five separate, private sales for total consideration of $78,000.

     Mr. Strycker's ownership consists of non-qualified stock options granted under the Plan exercisable to purchase 30,000 shares of common stock at an exercise price of $.40 per share and an additional 30,000 shares of common stock at an exercise price of $1.50 per share.

     Mr. Fong's ownership includes non-qualified stock options granted under the Plan exercisable to purchase, in the aggregate, 30,000 shares of common stock at an exercise price of $.40 per share and 30,000 shares at a price of $1.50 per share, and warrants to purchase 5,967 shares. Includes the 558,375 shares of common stock held of record by Gulfstream Financial Partners, LLC, of which Mr. Fong would be deemed a beneficial owner by virtue of his power to vote and dispose of such shares. Gulfstream Financial Partners, LLC is a Colorado Limited Liability Company whose members include Henry Fong, a member of the Board of Directors. The members have the authority by majority vote to make decisions with respect to the voting or disposition of those shares owned by us.

     In the concurrent offering being undertaken by certain selling shareholders, Henry Fong, William Maury Bell and Gulfstream Financial Partners, LLC are each offering shares for sale on a delayed and continuous basis. The following table sets forth information related to their share ownership giving effect to the Selling Shareholder offering:


                              Shares    Shares Beneficially
     Name                     Offered   Owned After Offering     Percent
     Henry Fong               59,666         65,967              .4%
     William Maury Bell       38,071         83,807              .5%
     Gulfstream Financial
          Partners, LLC       507,614        50,761              .4%


                 Selling Shareholders and Plan of Distribution

     This prospectus relates to the resale of shares of common stock by the selling shareholders set forth below. None of the selling shareholders have had any material relationship within the past three years with us, or any of our predecessors or affiliates, except as specifically noted.

     Except as noted in the tables below, within the past three years none of the selling shareholders have held any position or office with us; or entered into a material relationship with us.

     There is no assurance that the selling shareholders will sell the warrants or shares offered by this prospectus.

     The following table sets forth:

     -    The name of each of the selling shareholders;

     - The number of shares of our common stock owned by each of them as of August 1, 2000;

     - The number of shares offered by this prospectus that may be sold from time to time by each of them;

     - The number of shares of our common stock that will be beneficially owned by each of them if all of the shares offered by them are sold;

     - The percentage of the total shares outstanding that will be owned by each of them at the completion of this offering, if the shareholder sells all of the shares included in this prospectus.

In the following table, we have calculated percentage ownership by assuming that all shares of common stock which the selling shareholder has the right to acquire within 60 days from the date of this prospectus upon the exercise of options, warrants, or convertible securities are outstanding for the purpose of calculating the percentage of common stock owned by such selling shareholder.


                      Shares                            Shares
                Beneficially Owned       Shares   Beneficially Owned
                As of Offering Date      Offered    After Offering
        Name
of Beneficial Owner Number    Percent(1) Number  Number      Percent(1)(2)
E. Barry Mansur(7)664,594       2.4%    126,904  137,690       1.0%

Van D. Hipp, Jr.(8)27,919        .3%     25,381    2,538         0%

Summer Breeze,
  LLC(9)           28,494        .3%     25,904    2,590         0%

Earnest Mathis IRA
 Rollover(10)      18,594        .2%     16,904    1,690         0%

AMN Investments,
  Ltd.             63,452       1.3%     63,452        0         0%

Gulfstream        558,375       5.1%    507,614   50,761        .4%
  Financial
  Partners,
  LLC(3)(11)

Gregory Pusey (12) 96,850        .9%     88,405    8,445        .1%

Cambridge Holdings,
  Ltd.(13)        167,612       1.5%    146,552   21,054        .1%

Jill Pusey C/F     21,256        .2%     21,256        0         0%
Christopher Pusey,
UGTMA

Jill Pusey C/F     30,590        .3%     30,590        0         0%
Jacqueline Pusey,
UGTMA

Sally Rogers(3)(14)69,797        .6%     63,452    6,345        .1%

Mark M. King(5)(15)69,797        .6%     63,452    6,345        .1%

Bruce Rogers and   41,878        .4%     38,071    3,807         0%
Sally Rogers,
JTWROS(4)(16)

William M.
Bell(6)(17)        91,878        .9%     38,071   83,807        .5%

Alfred O.
Brehmer(18)        69,797        .6%     63,452    6,345        .1%

Milton Herson(19)  13,959        .1%     12,690    1,269         0%

Michael Herson(20) 27,919        .3%     25,381    2,538         0%

Henry Fong(21)    684,008       6.0%     59,666  116,728        .8%


Norman Brownstein  35,381        .2%     25,381   10,000         0%

L.F.S. No. 1 LLC   35,381        .2%     25,381   10,000         0%

Jennings D. Bell,
  Jr.              50,761        .5%     50,761        0         0%

Michael Smith     150,761       1.4%     50,761  100,000        .8%

Iris Smith         50,761        .5%     50,761        0         0%

Wayne Mills       200,000       1.8%    200,000        0         0%

DFG Capital Corp.  48,202        .2%     19,035   29,167        .2%

Kleopatra
  Georgiades       29,357        .3%     12,690   16,667        .1%

Helene Abrahams       350        nil        350        0         0%

Marshall Abrahams     350        nil        350        0         0%

Gary Agron        257,313       2.4%    257,313        0         0%

Janice Puder Agron 41,020       0.4%     41,020        0         0%

Elaine Asarch         350        nil        350        0         0%

Richard Asarch        350        nil        350        0         0%

Asian Pacific
Industries Ltd.       350        nil        350        0         0%

Brenda S. Bagg        350        nil        350        0         0%

Gerald A. Bagg        350        nil        350        0         0%

Douglas C. Ball       350        nil        350        0         0%

Milton H. Barbarosh   350        nil        350        0         0%

Ricki Barbarosh       350        nil        350        0         0%

James D. Beatty       350        nil        350        0         0%

Susan Elliot Beatty   350        nil        350        0         0%

Gerald M. Berenstein  350        nil        350        0         0%

Kathy Berenstein      350        nil        350        0         0%

Andrew N. Bernstein   350        nil        350        0         0%

Barbara V. Bernstein  350        nil        350        0         0%

Mitchell H. Bernstein 350        nil        350        0         0%

Angela Bortoluzzi     350        nil        350        0         0%

Eugene Bortoluzzi     350        nil        350        0         0%

Bruce W Breitweiser   350        nil        350        0         0%

Jeannie W. Breitweiser350        nil        350        0         0%

Arna K. Campbell      350        nil        350        0         0%

Roger R. Campbell     350        nil        350        0         0%

Capital General
Corporation Limited   350        nil        350        0         0%

Robert Carrier        350        nil        350        0         0%

Ben Casale            350        nil        350        0         0%

Christina Casale      350        nil        350        0         0%

John E. Cathcart      350        nil        350        0         0%

Ki Wai Chan           350        nil        350        0         0%

Ting Sun Chang        350        nil        350        0         0%

Barbara F. Chapman    350        nil        350        0         0%

Jay H. Chapman        350        nil        350        0         0%

Jiansi Chen           350        nil        350        0         0%

Andrew Chu            350        nil        350        0         0%

Kwok Fu Chu           350        nil        350        0         0%

Yin Kam Chu           350        nil        350        0         0%

Naomi R. Cohn         350        nil        350        0         0%

Rennei K. Coleman     350        nil        350        0         0%

Robert J. Coleman     350        nil        350        0         0%

David L. Cove         350        nil        350        0         0%

Jack R. Daugherty     350        nil        350        0         0%

Shelley F. Daugherty  350        nil        350        0         0%

Joseph F. Demeo       350        nil        350        0         0%

Mary Jean Demeo       350        nil        350        0         0%

Ernest DuFresne       350        nil        350        0         0%

James Eller        18,000       0.2%     18,000        0         0%

Joanne Ernsten        350        nil        350        0         0%

Heather Evans         350        nil        350        0         0%

H. Thomas Fehn        350        nil        350        0         0%

Monica R. Fehn        350        nil        350        0         0%

John E. Fitzpatrick   350        nil        350        0         0%

Suzanne Fitzpatrick   350        nil        350        0         0%

Five Oaks Investment
  Corp.               350        nil        350        0         0%

Wayne Fletcher        350        nil        350        0         0%

Carolyn Fong          350        nil        350        0         0%

Chris Freeman         350        nil        350        0         0%

Maria Freeman         350        nil        350        0         0%

Jeffrey Frieldand     350        nil        350        0         0%

Penelope S. Gallagher 350        nil        350        0         0%

William J. Gallagher  350        nil        350        0         0%

Anthony P. Gargiulo   350        nil        350        0         0%

Marcia A. Gargiulo    350        nil        350        0         0%

Gary E. Keogh         700        nil        700        0         0%

Judith H. Geller      350        nil        350        0         0%

Richard A. Geller     350        nil        350        0         0%

GM/CM Family
Partners Ltd      280,002       2.6%    280,002        0         0%

Kimberly K. Gollehon  350        nil        350        0         0%

Ronald D. Gollehon    350        nil        350        0         0%

Wendy Avra Gordon     350        nil        350        0         0%

Zachary T. Gordon     350        nil        350        0         0%

Caryljo M. Greenblatt 350        nil        350        0         0%

Phill D. Greenblatt   350        nil        350        0         0%

Gregory Pusey
  Investments       3,366        nil      3,366        0         0%

Ian Gunn              350        nil        350        0         0%

Michele Gunn          350        nil        350        0         0%

Gary Gutterman        350        nil        350        0         0%

Sheila M. Gutterman   350        nil        350        0         0%

Harris Trust Dtd      350        nil        350        0         0%
  8/22/94 Robert
  Allen Strahl Trustee

Kathy Hartzler        500        nil        500        0         0%

Deborah Hattoy-
  Londelius           350        nil        350        0         0%

John Hickey           350        nil        350        0         0%

Marsha Hillhouse      350        nil        350        0         0%

Matthew Hillhouse     350        nil        350        0         0%

Anne Marie Janssens-
  Lens                350        nil        350        0         0%

Paul F Janssens-Lens  350        nil        350        0         0%

John Epert Family Trust350       nil        350        0         0%

Leys Johnston-Koyle   350        nil        350        0         0%

Jeffrey E. Kahler     350        nil        350        0         0%

Joshua S. Kanter      350        nil        350        0         0%

Linda B. Kaufmann     350        nil        350        0         0%

Thomas A. Kaufmann    350        nil        350        0         0%

Brian Kelley          350        nil        350        0         0%

Jack D. Kelley        350        nil        350        0         0%

Jane A. Kelley        350        nil        350        0         0%

Teresa M. Kelley      350        nil        350        0         0%

Mary Kilgore          350        nil        350        0         0%

Raymond Kilgore       350        nil        350        0         0%

Cynthia Kirby         350        nil        350        0         0%

Gerald Kirby          350        nil        350        0         0%

Lisa A. Kirby         350        nil        350        0         0%

Michael Kirby         350        nil        350        0         0%

Michael Kleinman      350        nil        350        0         0%

W. Koyle              350        nil        350        0         0%

Janet A. Kritzer      350        nil        350        0         0%

Stuart A. Kritzer     350        nil        350        0         0%

Dave Lageschulte      350        nil        350        0         0%

Noel Langdon          350        nil        350        0         0%

Mrs. Noel Langdon     350        nil        350        0         0%

Bernard Laurent       350        nil        350        0         0%

Corinne Laurent       350        nil        350        0         0%

Jill A. Lee           350        nil        350        0         0%

Herbert I. Lee        350        nil        350        0         0%

Alan J. Levin DDS     350        nil        350        0         0%

Cynthia L. Levin      350        nil        350        0         0%

John T. Lisenby       350        nil        350        0         0%

Mary Jane Lisenby     350        nil        350        0         0%

John Londelius        350        nil        350        0         0%

Patricia Lorenz       350        nil        350        0         0%

Chi Ting Lui          350        nil        350        0         0%

Luen Hing Lui         350        nil        350        0         0%

Michael Lupynec       350        nil        350        0         0%

Stephanie Lupynec     350        nil        350        0         0%

Neil G. Macey         350        nil        350        0         0%

Sharon Marks          350        nil        350        0         0%

Stanley Marks         350        nil        350        0         0%

David K. Marshall     350        nil        350        0         0%

Janet M. Marshall     350        nil        350        0         0%

Earnest Mathis        350        nil        350        0         0%

Mathis Family
  Partners, Ltd.,
  a Partnership   269,451       2.5%    269,451        0         0%

Jessie Mathis         350        nil        350        0         0%

Don E. Montague       350        nil        350        0         0%

Betty J. Morey     22,843       0.2%     22,843        0         0%

Richard S Morey    22,843       0.2%     22,843        0         0%

Gary A. Mosko      63,802       0.6%     63,802        0         0%

Paula L. Mosko        350        nil        350        0         0%

Leslie L. Neadeau     350        nil        350        0         0%

Jeane Hays Nerlino    350        nil        350        0         0%

Vincent Nerlino       350        nil        350        0         0%

Paul Newland          350        nil        350        0         0%

Po Ming Ng            350        nil        350        0         0%

Gertrude R. Nittler   350        nil        350        0         0%

Roger J. Nittler      350        nil        350        0         0%

Noraminter Holdings
  Limited             350        nil        350        0         0%

Kurt Ohlson           350        nil        350        0         0%

Tam Ohlson            350        nil        350        0         0%

868982 Ontario Inc.   350        nil        350        0         0%

932027 Ontario Inc.   350        nil        350        0         0%

Carol R. Paderski     350        nil        350        0         0%

David R. Paderski     350        nil        350        0         0%

Fong Nei Pak          350        nil        350        0         0%

C.K.C. Partners       350        nil        350        0         0%

Stuart W. Pattison    350        nil        350        0         0%

Gary B. Peterson      350        nil        350        0         0%

Gordon E. Peterson    350        nil        350        0         0%

Dana L. Phillips      350        nil        350        0         0%

Ramon D. Phillips     350        nil        350        0         0%

C.R. Plaxton          350        nil        350        0         0%

Gail E. Ploen         350        nil        350        0         0%

Jeff P. Ploen         350        nil        350        0         0%

Annette Pluss         350        nil        350        0         0%

Richard G. Pluss      350        nil        350        0         0%

Jeffrey B. Preitauer  350        nil        350        0         0%

Michelle Preitauer    350        nil        350        0         0%

Christopher Pusey     350        nil        350        0         0%
c/o Greg Pusey

Gregory Pusey         350        nil        350        0         0%

Jill Pusey            350        nil        350        0         0%

Adam Radley           350        nil        350        0         0%

Pamela S. Randall     350        nil        350        0         0%

Richard Randall       350        nil        350        0         0%

Gisela Ratcliff       350        nil        350        0         0%

Richard Ratcliff      350        nil        350        0         0%

Debra S Rhoads        350        nil        350        0         0%

Mitchell E. Rhoads    350        nil        350        0         0%

A. J. Robbins         350        nil        350        0         0%

Barbara J. Robbins    350        nil        350        0         0%

John Robertson        350        nil        350        0         0%

Shane XG Rodgers      350        nil        350        0         0%

Danielle L. Rosendahl 350        nil        350        0         0%

Steven F. Rosendahl   350        nil        350        0         0%

Len Rothstein         350        nil        350        0         0%

Dan Rudden            350        nil        350        0         0%

Peg Rudden            350        nil        350        0         0%

Martha H. Rudman      350        nil        350        0         0%

Ronald L Rudman       350        nil        350        0         0%

Salomon Smith Barney
  Inc                 350        nil        350        0         0%

Barry Schechter       350        nil        350        0         0%

Suzanne Schechter     350        nil        350        0         0%


John W. Scherer       350        nil        350        0         0%

Edward Schlauch       350        nil        350        0         0%

Janice Schneider      350        nil        350        0         0%

Richard Schneider     350        nil        350        0         0%

Chester P. Schwartz   350        nil        350        0         0%

Louise S. Schwartz    350        nil        350        0         0%

Adele A. Seger        350        nil        350        0         0%

Chad Seger            350        nil        350        0         0%

Shaneko Investment
Corporation           350        nil        350        0         0%

Jeanette I. Shaw      350        nil        350        0         0%

Jerry L. Shaw         350        nil        350        0         0%

Douglas Shields       350        nil        350        0         0%

Mary D. Silleck       350        nil        350        0         0%

R. Hayden Silleck     350        nil        350        0         0%

Dalia Silverman    29,356        nil     12,690   16,666        .1%

Beverle A. Skufca     350        nil        350        0         0%

William Skufca        350        nil        350        0         0%

Martha Sue Sloven     350        nil        350        0         0%

Sam S. Sloven         350        nil        350        0         0%

Snoflake Limited      350        nil        350        0         0%

Stewart Somers        350        nil        350        0         0%

Izzy Sonenreich       350        nil        350        0         0%

Peri G. Sonenreich    350        nil        350        0         0%

Terry J. Spencer   12,690       0.1%     12,690        0         0%

Tak Wing Tang         350        nil        350        0         0%

Wai Tang              350        nil        350        0         0%

Tak Wing Tang         350        nil        350        0         0%

Wai Tang              350        nil        350        0         0%

Yui Tang              350        nil        350        0         0%

Yuk Heung Tang        350        nil        350        0         0%

Yuk Sun Tang          350        nil        350        0         0%

Allan Taylor          350        nil        350        0         0%

Mrs. Allan Taylor     350        nil        350        0         0%

Sany Then             350        nil        350        0         0%

Dirk Tinley           350        nil        350        0         0%

Sian Piek Tjoe        350        nil        350        0         0%

U S Bank National
  Assoc C/FBO      16,904       0.2%     16,904        0         0%

Vilacon Corporation
  Pty, Ltd.           350        nil        350        0         0%

Wayne F. Vuolo        350        nil        350        0         0%

Suk Fan Wai           350        nil        350        0         0%

Donald Wasko          350        nil        350        0         0%

Joanne Wasko          350        nil        350        0         0%

Melvin Wedgle         350        nil        350        0         0%

Mark Weiss            350        nil        350        0         0%

Ingrid E. Whitney     350        nil        350        0         0%

Mary J Wilk           350        nil        350        0         0%

Brenda C. Winter      350        nil        350        0         0%

Richard L Winter      350        nil        350        0         0%

Kenneth J. Wolf       350        nil        350        0         0%

Chi Shing Wong        350        nil        350        0         0%

Kin Wong              350        nil        350        0         0%

Suet Ying Yau         350        nil        350        0         0%

Man Suet Yuen         350        nil        350        0         0%

David E. Zimmerman    350        nil        350        0         0%

Twila K. Zimmerman    350        nil        350        0         0%

Gail R. Zucker        350        nil        350        0         0%

Evan M. Zuckerman     350        nil        350        0         0%
_____________________


(1) Shares not outstanding but deemed beneficially owned by virtue of the individual's right to acquire them as of the date of this prospectus, or within 60 days of such date, are treated as outstanding when determining the percent of the class owned by such individual and when determining the percent owned by the group.

(2)  Assumes the sale of the 1,500,000 share maximum in this offering.

(3) Henry Fong, a Director of the Company, would be deemed a beneficial owner of shares held of record by Gulfstream Financial Partners, LLC by virtue of his ability to exercise shared power to vote and dispose of such shares.

(4) Sally K. Rogers is Carylyn K. Bell's sister and J. Daniel Bell's sister-in-law.

(5) Mark M. King is Carylyn K. Bell's brother and J. Daniel Bell's brother-in-law.

(6)  William M. Bell is J. Daniel Bell's son.

(7) Includes warrants exercisable for one year to purchase 137,690 additional shares of common stock at an exercise price of $1.00 per share.

(8) Includes warrants exercisable for one year to purchase 2,538 additional shares of common stock at an exercise price of $1.00 per share.

(9) Includes warrants exercisable for one year to purchase 2,590 additional shares of common stock at an exercise price of $1.00 per share.

(10) Includes warrants exercisable for one year to purchase 1,690 additional shares of common stock at an exercise price of $1.00 per share.

(11) Includes warrants exercisable for one year to purchase 50,761 additional shares of common stock at an exercise price of $1.00 per share.

(12) Includes warrants exercisable for one year to purchase 3,807 additional shares of common stock at an exercise price of $1.00 per share.

(13) Includes warrants exercisable for one year to purchase 14,655 additional shares of common stock at an exercise price of $1.00 per share.

(14) Includes warrants exercisable for one year to purchase 6,345 additional shares of common stock at an exercise price of $1.00 per share.

(15) Includes warrants exercisable for one year to purchase 6,345 additional shares of common stock at an exercise price of $1.00 per share.

(16) Includes warrants exercisable for one year to purchase 3,807 additional shares of common stock at an exercise price of $1.00 per share.

(17) Includes warrants exercisable for one year to purchase 3,807 additional shares of common stock at an exercise price of $1.00 per share.

(18) Includes warrants exercisable for one year to purchase 6,345 additional shares of common stock at an exercise price of $1.00 per share.

(19) Includes warrants exercisable for one year to purchase 1,269 additional shares of common stock at an exercise price of $1.00 per share.

(20) Includes warrants exercisable for one year to purchase 2,538 additional shares of common stock at an exercise price of $1.00 per share.

(21) Henry Fong is a director of the Company. Shares include options to purchase 60,000 and warrants to purchase 5,967 shares of additional common stock at an exercise price of $1.00 per share. Also includes 558,375 shares owned of record by Gulfstream Financial Partners, LLC.

     The selling shareholders are offering shares of our common stock which were issued to them in prior transactions or are issuable upon exercise of outstanding warrants to purchase shares of our common stock. Of the shares being offered:

     * 1,472,083 shares were issued to the selling shareholders upon conversion of a total of $580,000 in bridge loans which the selling shareholders had made to our subsidiary. In our agreement to acquire the subsidiary, we agreed to register the common stock in order to induce the selling shareholders to convert their outstanding debt.

     * 976,250 of the shares were issued to our original shareholders when we were first organized.

     * The remaining shares being offered by the selling shareholders were purchased by them in a private offering which we made in September and October 1999 or are issuable upon exercise of warrants issued in those private offerings. Investors in those offerings were given registration rights as part of their agreement to invest. We are not registering the resale of any warrants held by any selling shareholders.

     We have agreed to indemnify the selling shareholders against specified liabilities including liabilities under the Securities Act in connection with their offering. The selling shareholders have agreed to indemnify us and our directors and officers, as well as any persons controlling our company, against certain liabilities, including liabilities under the Securities Act.

     We will pay all expenses to register the shares, except that the selling shareholders will pay any underwriting and brokerage discounts, fees and commissions, specified attorneys' fees and other expenses to the extent applicable to them.

     Selling shareholders who are affiliates of iGeniSys have agreed not to sell any of their shares until iGeniSys has terminated its offering. These persons include Henry Fong and Gulf Stream Financial Partners. We do not intend to develop a public trading market for our common stock until our offering has been terminated.

     Selling shareholders may sell their shares of common stock either directly or through a broker-dealer or other agent at prices related to prevailing market prices, if a public trading market develops and exists, or negotiated prices, in one or more of the following kinds of transactions:

     * Transactions in the over-the-counter market if a public trading market develops;

     * A block trade in which a broker or dealer will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction.

     * Purchases by a broker or dealer as principal and resale by a broker or dealer for its account.

     * Ordinary brokerage transactions and transactions in which a broker solicits a buyer.

     * In privately negotiated transactions not involving a broker or dealer.

     Broker-dealers or agents may purchase shares directly from a selling shareholder or sell shares to someone else on behalf of a selling shareholder. Broker-dealers may charge commissions to both selling shareholders selling common stock, and purchasers buying shares sold by a selling shareholders. If a broker buys shares directly from a selling shareholder, the broker may resell the shares through another broker, and the other broker may receive compensation from the selling shareholder for the resale.

     To the extent required by laws, regulations or agreements we have made, we will use our best efforts to file a prospectus supplement during the time the selling shareholders are offering or selling shares covered by this prospectus in order to add or correct important information about the plan of distribution for the shares.

     In addition to any other applicable laws or regulations, selling shareholders must comply with regulations relating to distributions by selling shareholder, including Regulation M under the Securities Exchange Act of 1934, as amended. Regulation M prohibits selling shareholders from offering to purchase or purchasing our common stock at certain periods of time surrounding their sales of shares of our common stock under this prospectus.

     Some states may require that registration, exemption from registration or notification requirements be met before selling shareholder may sell their common stock and warrants. Some states may also require selling shareholder to sell their common stock only through broker-dealers.

                           Description of Securities

     We are authorized to issue up to 100,010,000 shares of $.001 par value common stock and 50,000,000 shares of $.01 par value preferred stock. As of September 1, 2000, 10,915,025 shares of Class A Common Stock, 10,000 shares of Class B Common Stock and no shares of preferred stock were issued and outstanding, and there were 296 stockholders of record.

Common Stock

     Our authorized common stock consists of 100,000,000 shares of Class A Common Stock and 10,000 shares of Class B Common Stock. The shares of Class A Common Stock and Class B Common Stock are identical with respect to the relative rights and preferences of holders of such shares with respect to dividends, payment on liquidation, lack of cumulative voting and preemptive rights. However, the Class B Common Stock may only be issued to J. Daniel Bell, our Chairman and CEO, or an entity controlled by Mr. Bell. The holders of Class B Common Stock voting as a separate class have the right to elect a majority of the members of our Board of Directors. All issued and outstanding shares of Class B Common Stock automatically convert into an equal number of Class A Common Stock if and when transferred to any person other than J. Daniel Bell.

     Each holder of common stock is entitled to one vote for each share held of record. There is no right to cumulative voting of shares for the election of directors. The shares of Class A Common Stock are not entitled to pre-emptive rights and are not subject to redemption or assessment. Each share of Class A Common Stock is entitled to share ratably in distributions to stockholders and to receive ratably such dividends as may be declared by our Board of Directors out of funds legally available therefor. Upon our liquidation, dissolution or winding up, the holders of Class A Common Stock are entitled to receive, pro-rata, our assets which are legally available for distribution to stockholders. The issued and outstanding shares of common stock are validly issued, fully paid and non-assessable.

Preferred Stock

     We are authorized to issue up to 50,000,000 shares of $.01 par value preferred stock. Our preferred stock can be issued in one or more series as may be determined from time-to-time by our Board of Directors. In establishing a series our Board of Directors shall give to it a distinctive designation so as to distinguish it from the shares of all other series and classes, shall fix the number of shares in such series, and the preferences, rights and restrictions thereof. All shares of any one series shall be alike in every particular. Our Board of Directors has the authority, without stockholder approval, to fix the rights, preferences, privileges and restrictions of any series of preferred stock including, without limitation:

     *    the rate of distribution,
     * the price at and the terms and conditions on which shares shall be redeemed,
     *    the amount payable upon shares for distributions of any kind,
     *    sinking fund provisions for the redemption of shares,
     * the terms and conditions on which shares may be converted if the shares of any series are issued with the privilege of conversion, and
     *    voting rights except as limited by law.

     Although we currently do not have any plans to issue shares of preferred stock or to designate any series of preferred stock, there can be no assurance that we will not do so in the future. As a result, we could authorize the issuance of a series of preferred stock which would grant to holders preferred rights to our assets upon liquidation, the right to receive dividend coupons before dividends would be declared to common stockholders, and the right to the redemption of such shares, together with a premium, prior to the redemption to common stock. Our common stockholders have no redemption rights. In addition, our Board could issue large blocks of voting stock to fend off unwanted tender offers or hostile takeovers without further stockholder approval.

Warrants

     We have issued to certain investors a total of 147,205 Class A Warrants, each exercisable for one year to purchase a share of our common stock at a price of $1.00 per share. The Class A Warrants expire on October 31, 2000. We have the ability to repurchase the warrants if we have registered the exercise of the warrants with the Commission and our public trading price has been more than $1.50 per share for at least ten consecutive trading days. In such event, holders of the warrant will have a 30 day notice period in which to exercise the warrants, and any warrants not exercised will be redeemed by us at a redemption price of $.01 per share.

Transfer Agent, Warrant Agent and Registrar

     The transfer agent and registrar for our common stock is Corporate Stock Transfer, Inc., Denver, Colorado. Ms. Carylyn Bell, one of our directors, executive officers and principal shareholders, is the controlling person of the transfer agent.

Reports to Stockholders

     We intend to furnish annual reports to stockholders which will include audited financial statements reported on by our independent certified public accountants. In addition, we will issue unaudited quarterly or other interim reports to stockholders as it deems appropriate.

                                 Legal Matters

     The validity of the issuance of the shares we are offering will be passed upon for us by Neuman & Drennen, LLC, Boulder, Colorado.

                                    Experts

     The audited consolidated financial statements as of and for the year ended March 31, 2000 of iGeniSys, Inc. and subsidiary included herein and elsewhere in the Registration Statement have been audited by Gelfond Hochstadt Pangburn, P.C., independent certified public accountants, to the extent forth in their report (which describes an uncertainty as to the Company's ability to continue as a going concern) appearing herein and elsewhere in the Registration Statement. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

                             Available Information

     You may read and copy any document we file at the Commission's Public Reference Rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Rooms. You can also obtain copies of our Commission filings by going to the Commission's website at http://www.sec.gov.

     We have filed with the Commission a Registration Statement on Form SB-2 to register the shares of our common stock and common stock warrants to be sold by the Selling Securityholders and issued pursuant to the exercise of the warrants. This prospectus is part of that Registration Statement and, as permitted by the Commission's rules, does not contain all of the information set forth in the Registration Statement. For further information about us or our common stock, you may refer to the Registration Statement and to the exhibits filed as part of the Registration Statement.

     We are not currently subject to the informational filing requirements of the Exchange Act. However, as a result of this offering, we will become subject to these requirements and will file periodic reports, including annual reports containing audited financial statements, reports containing unaudited interim financial statements, quarterly and special reports, proxy statements and other information with the Commission. We will provide without charge to each person who receives this prospectus copies of our reports and other information which we file with the Commission. Your request for this information should be directed to our Vice President and Chief Financial Officer, Craig Crawford, at our corporate office in Houston, Texas. You can also review this information at the public reference rooms of the Commission and on the Commission's website as described above.

                         iGeniSys, Inc. and Subsidiary

                       Consolidated Financial Statements

                      Years Ended March 31, 2000 and 1999

                          AND THE THREE MONTHS ENDED

                      JUNE 30, 2000 AND 1999 (UNAUDITED)
                         iGeniSys, Inc. and Subsidiary

                      Years Ended March 31, 2000 and 1999

         And The Three Months Ended June 30, 2000 and 1999 (Unaudited)

                                   Contents


Independent auditors' report                                                 1

Consolidated financial statements:

     Consolidated balance sheets as of March 31, 2000 and 1999 and as of June
     30, 2000 (unaudited)                                                  2-3

     Consolidated statements of operations for the years ended March 31, 2000 and 1999 and for the three months ended June 30, 2000 and 1999
     (unaudited)                                                             4

     Consolidated statements of shareholders' equity (deficiency) for the years ended March 31, 2000 and 1999 and for the three months ended June
     30, 2000 (unaudited)                                                    5

     Consolidated statements of cash flows for the years ended March 31, 2000 and 1999 and for the three months ended June 30, 2000 and 1999
     (unaudited)                                                           6-7

     Notes to consolidated financial statements                           8-22

                         Independent Auditors' Report




The Board of Directors and Shareholders
iGeniSys, Inc.

We have audited the accompanying consolidated balance sheets of iGeniSys, Inc. and subsidiary as of March 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity (deficiency), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of iGeniSys, Inc. and subsidiary as of March 31, 2000 and 1999 and the results of their operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered a net loss of $1,243,428 during the year ended March 31, 2000 and has a shareholders' deficiency and working capital deficiency of $572,572 and $933,365, respectively, at March 31, 2000. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

GELFOND HOCHSTADT PANGBURN, P.C.

Denver, Colorado
May 19, 2000, except for Note 11 a and b, as to which the date is July 21, 2000


                         iGeniSys, Inc. and Subsidiary
                          Consolidated Balance Sheets

                                       March 31,               June 30,
                                 2000            1999            2000
                                 ----            ----           -------
                                                              (unaudited)
ASSETS
------

CURRENT ASSETS:
Cash and cash equivalents    $    11,403      $         -    $    3,905
Accounts receivable, net of
  allowance for doubtful
  accounts $76,700 (2000),
  79,500 (1999) and $90,900
  (June 30, 2000 - unaudited)    701,221          945,189       689,455
Contracts in process             108,903          125,611        47,863
Prepaid expenses and other        35,911           36,689        42,152
                            -------------     ------------  ------------

  Total current assets           857,438        1,107,489       783,375

FURNITURE AND EQUIPMENT, net
  (Notes 4 and 6)                134,953          147,359       129,513

INTANGIBLES AND OTHER ASSETS:
Development costs, net of
  accumulated amortization
  $56,464 (2000), $10,366
  (1999) and $83,464 (June 30,
  2000 - unaudited) (Note 1)     345,513          299,819       402,384
Royalties (Note 2)                     -           81,000             -
Deferred offering costs           53,235                -        53,235
Deposits and other                10,553            9,154        13,953
                             ------------     ------------  ------------
                             $ 1,401,692      $ 1,644,821    $1,382,460


LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
-------------------------------------------------

CURRENT LIABILITIES:
Bank overdraft               $         -      $    16,632    $        -
Revolving line of credit
  (Note 5)                       540,731           56,039             -
Notes payable:
  Related parties (Note 2)       100,000          394,409       653,295
  Other (Note 3)                  91,258                -        91,258
Current portion of obligations
  under capital leases
  (Note 6)                        10,139           30,790         6,628
Accounts payable                 643,392          508,954       735,740

Accrued expenses                 294,283          257,396       314,005
Deferred contract revenue         33,000                -        21,000
Management fees payable, affiliate
  (Note 2)                        78,000           42,000        87,000
Due to affiliate (Note 2)              -          161,235             -
                              -----------     ------------   -----------

  Total current liabilities    1,790,803        1,467,455     1,908,926
                              -----------     ------------   -----------

LONG-TERM DEBT:
Notes payable, related parties
  (Note 2)                       166,709                -       166,709
Long-term portion of obligations
  under capital leases
  (Note 6)                        16,752           23,310        16,752
                              -----------     ------------  ------------

  Total liabilities            1,974,264        1,490,765     2,092,387
                              -----------     ------------  ------------

COMMITMENTS AND CONTINGENCIES
  (Note 7)

SHAREHOLDERS' EQUITY (DEFICIENCY)
  (Note 8):
Preferred stock, $.01 par value;
  authorized 50,000,000 shares;
  no shares issued and
  outstanding                          -                -              -
Common stock, $.001 par value;
  authorized 100,010,000 shares:
  Class A; issued and
    outstanding 10,915,025
    shares (March 31 and June
    30, 2000) and 9,955,021
    shares (1999)                 10,915            9,954        10,915
Class B; issued and outstanding
  10,000 shares                       10               10            10
Additional paid-in capital     1,229,250          713,411     1,229,250
Accumulated deficit           (1,812,747)        (569,319)   (1,950,102)
                            -------------     ------------ -------------

  Total shareholders' equity
    (deficiency)                (572,572)         154,056      (709,927)
                            -------------    -------------  ------------

                             $ 1,401,692      $  1,644,821   $1,382,460
                             ============     ============   ===========


  The accompanying notes are an integral part of these financial statements.

                         iGeniSys, Inc. and Subsidiary
                     Consolidated Statements of Operations

                           For the Year            For the Three Months
                         Ended March 31,              Ended June 30,
                       --------------------        ---------------------
                        2000           1999         2000           1999
                        ----           ----         ----           ----


REVENUES             $2,954,576    $3,049,128   $  935,380      $ 830,315
                    -----------    -----------  -----------    -----------

OPERATING EXPENSES:
Contract costs       1,749,099      1,478,633      408,093        558,030
Research and
  development          446,823        453,525            -        125,298
Selling, general and
  administrative:
  Affiliates (Note 2)   36,000         36,000        9,000          9,000
  Other              1,716,818      1,490,149      549,942        416,288
Depreciation and
  amortization         105,715         57,755       42,448         30,777
                      ---------   ------------  -----------    -----------

                     4,054,455      3,516,062    1,009,483      1,139,393
                     ----------   ------------  -----------    -----------

OPERATING LOSS      (1,099,879)      (466,934)     (74,103)      (309,078)
                    -----------   ------------  -----------    -----------

INTEREST EXPENSE:
Related parties
  (Note 2)             30, 846         29,823       28,090          9,756
Other                  112,703         52,486       35,162         22,878
                    -----------   ------------  -----------    -----------

                       143,549         82,309       63,252         32,634
                    -----------   ------------  -----------    -----------

NET LOSS            $(1,243,428)   $ (549,243)  $ (137,355)     $(342,712)
                  =============    ===========  ===========    ===========
BASIC AND DILUTED LOSS
  PER COMMON SHARE  $     (.12)    $     (.09)  $     (.01)     $    (.03)
                  =============   ============ ============   ============
WEIGHTED AVERAGE
  NUMBER OF COMMON
  SHARES
  OUTSTANDING       10,501,815      6,165,715   10,925,025      9,965,023
                  =============    =========== ============    ===========


  The accompanying notes are an integral part of these financial statements.

                           iGeniSys, Inc. and Subsidiary
           Consolidated Statements of Shareholders' Equity (Deficiency)
      for the Years Ended March 31, 2000 and 1999 and the Three Months Ended
                             June 30, 2000 (Unaudited)

                                   Class A            Class B        Addi-                   Total
                                Common Stock       Common Stock     tional                   Share-
                            -------------------  ----------------   Paid-in     Accumulated  holders'
                               Shares    Amount   Shares   Amount    Capital     Deficit      Equity
                             ---------- -------  -------  ------- ----------    ----------   ---------

BALANCES, April 1, 1998       4,634,349 $ 4,634    10,000   $    10  $   20,456  $   (20,076) $     5,024

Conversion of notes and interest
  payable                     2,129,711   2,130          -        -      79,605            -       81,735
Common stock issued for
  services (Note 8)             742,678     742          -        -      34,758            -       35,500
Acquisition of the assets of
  Zion Enterprises, Inc.
  (Note 1)                      976,200     976          -        -          64            -        1,040
Common stock issued for cash  1,472,083   1,472          -        -     578,528            -      580,000
Net loss                              -       -          -        -           -     (549,243)    (549,243)
                           ------------ -------    --------  -------    ---------   ----------   ----------

BALANCES, March 31, 1999      9,955,021   9,954     10,000       10     713,411     (569,319)     154,056
Common stock issued for cash    960,004     961          -        -     470,839            -      471,800
Expense incurred for issuance
  of common stock and options
  (Note 8)                            -       -          -        -      45,000            -       45,000
Net loss                              -       -          -        -           -   (1,243,428)  (1,243,428)
                             ------------ ------  ---------  -------  ---------   ----------   ----------

BALANCES, March 31, 2000     10,915,025  10,915     10,000       10   1,229,250   (1,812,747)    (572,572)

Net loss, unaudited                   -       -          -        -           -     (137,355)    (137,355)
                             ------------ -------  --------  -------  ---------   ------------   --------
BALANCES, June 30, 2000,
  unaudited                  10,915,025 $10,915     10,000  $    10 $ 1,229,250  $(1,950,102)  $ (709,927)
                            =========== ========    ======= ======= ===========  ============= ============


    The accompanying notes are an integral part of these financial statements.

                         iGeniSys, Inc. and Subsidiary
                     Consolidated Statements of Cash Flows

                           For the Year         For the Three Months
                         Ended March 31,           Ended June 30,
                        ------------------       -------------------
                        2000         1999        2000            1999
                        ----         ----        ----            ----
CASH FLOWS FROM
OPERATING ACTIVITIES:
Net loss            $(1,243,428) $ (549,243) $ (137,355)     $  (342,712)
Adjustments to
  reconcile net loss
  to net cash (used
  in) provided by
  operating activities -
Provision for doubtful
  accounts              142,062      79,500      14,243           36,000
Depreciation and
  amortization          105,715      57,755      42,448           30,777
Issuance of common stock
  as compensation             -      35,500           -                -
Expense incurred for
  issuance of common
  stock and options      45,000           -           -                -
(Increase) decrease in -
  Accounts receivable   135,406    (123,543)     (2,479)         290,708
  Contracts in process   16,708     (79,888)     61,040           99,320
  Prepaid expenses and
    other assets         (8,121)     27,389      (9,641)         (49,060)
  Royalties              55,000           -           -                -
Increase (decrease) in -
  Accounts payable      134,438     113,311      92,348           42,093
  Accrued expenses       36,887     173,237      19,722            3,480
  Deferred contract
    revenue              33,000           -     (12,000)               -
  Management fees
    payable, affiliate   36,000      36,000       9,000            9,000
  Due to affiliate      (34,931)   (312,482)          -          (34,931)
                     -----------  ----------  ----------    -------------

Net cash (used in)
  provided by
  operating
  activities           (546,264)   (542,464)     77,326           84,675
                     ----------- ----------- -----------   --------------


CASH FLOWS FROM INVESTING
  ACTIVITIES:

Purchases of furniture
  and equipment         (47,211)    (88,013)    (10,006)         (14,509)
Development costs       (91,792)   (263,665)    (83,871)         (22,000)
Purchase of royalties         -     (70,000)          -                -
                      ----------  ----------  ----------      -----------

Net cash used in
  investing
  activities           (139,003)   (421,678)    (93,877)         (36,509)
                      ----------  ----------  ----------      -----------

CASH FLOWS FROM FINANCING
  ACTIVITIES:
(Repayment of) increase
  in bank
  overdraft             (16,632)     (7,305)          -            9,398
Repayment of notes
  payable, related
  party                (148,837)          -           -                -
Proceeds from notes
  payable,
  related party         307,500     558,355      20,000                -
Increase (decrease) in
  line of credit,
  net, related party   (321,409)   (307,946)    533,295         (318,978)
Increase (decrease) in
  line of credit,
  net                   484,692     166,360    (540,731)         270,790
Repayments of obligations
  under capital leases  (27,209)    (26,362)     (3,511)          (5,970)
Deferred offering costs (53,235)          -           -           (3,406)
Proceeds from issuance
  of common
  stock                 471,800     581,040           -                -
                     -----------   ---------  ----------      -----------

Net cash provided by
  (used in) financing
  activities            696,670     964,142       9,053          (48,166)
                     -----------  ----------  ----------      -----------

INCREASE (DECREASE) IN
  CASH AND CASH
  EQUIVALENTS            11,403           -      (7,498)               -

CASH AND CASH EQUIVALENTS,
  BEGINNING                   -           -      11,403                -
                     -----------  ----------   ---------     ------------

CASH AND CASH
  EQUIVALENTS
  ENDING             $    11,403   $      -   $   3,905      $         -
                    ============  ========== ===========    =============


SUPPLEMENTAL
  DISCLOSURE
  OF CASH FLOW
  INFORMATION:

Cash paid for
  interest           $  138,836    $ 87,232   $  57,252      $    32,634
                    ============  ==========  ==========    =============



SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

In August 1999, an affiliate's note payable of $91,258 to a bank was assumed by the Company in exchange for a $91,258 reduction in amounts the Company owed to the affiliate (Note 2).

Effective March 31, 2000, $35,046 owed to an affiliate was restructured to a long-term note payable (Note 11).

In August 1998, the Company's major shareholder converted $75,000 of convertible notes payable plus accrued interest of $6,735 into 2,129,711 shares of the Company's common stock in satisfaction of amounts due.
















  The accompanying notes are an integral part of these financial statements.

                         iGeniSys, Inc. and Subsidiary
                  Notes to Consolidated Financial Statements
        Years Ended March 31, 2000 and 1999 and the Three Months Ended
                      June 30, 2000 and 1999 (Unaudited)

1.   Organization, Business and Summary of Significant Accounting Policies:

     Organization and basis of presentation:

     GeniSys Information Systems, Inc. ("GeniSys") is a Colorado corporation formed on May 1, 1997, and it is the operating subsidiary of iGeniSys, Inc. (collectively referred to as "the Company"). The Company's primary business is management consulting in the project management arena and sales and development of state-of-the-art computerized project management software. GeniSys also performs ancillary services relating to assisting its customers in implementing its software and performing independent cost and risk analyses. Substantially all of the Company's customers are located throughout the United States.

     An independent group of investors formed Zion Enterprises, Inc. ("Zion") in February 1996 as a Colorado corporation. Zion was formed for the sole purpose of establishing a widely held company that would subsequently seek a merger with another entity that desired to merge. Through March 1999, Zion had no operations or business activity.

     In March 1999, Zion acquired all of the outstanding shares of the common stock of GeniSys in exchange for newly issued shares of Zion, whereby GeniSys' shareholders received 75% of the outstanding post-merger common stock. Zion became the parent company of GeniSys through this transaction. As a result of the transaction, the former officers and directors of GeniSys assumed control of Zion and changed the name to iGeniSys, Inc. This transaction has been accounted for as an acquisition of Zion by GeniSys and a recapitalization of GeniSys. The historical financial statements prior to this transaction are those of GeniSys as Zion had no significant activities. Also, the equity accounts of GeniSys have been restated to reflect the exchange ratio of one GeniSys share for 4.184 Zion shares. All significant intercompany transactions have been eliminated in consolidation.

     Going concern, results of operations and management's plans:

     The Company has incurred operating losses since inception due to, among other factors, expenditures incurred for development of its software products and efforts to gain market acceptance for such products. These losses have caused the Company to operate with limited liquidity and have created a shareholders' deficiency and working capital deficiency of $572,572 and $933,365, respectively as of March 31, 2000. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to address the Company's liquidity and operating loss concerns include:

     1. Raising equity funding through private placements and a planned initial public offering. During the year ended March 31, 2000, the Company raised approximately $472,000 through private placements (Note 8). The Company is currently planning an initial public offering (Note 10).
     2. Continued debt financing through related parties or other sources. Subsequent to March 31, 2000, the Company restructured certain short-term, related party debt to long-term debt, obtained a line of credit facility, and issued new long-term debt (Note 11).
     3. Continued development and marketing of the Company's software products. General commercial release of the Company's project management tracking software, GeniSys Enterprise Manager, occurred in June 2000.

     The accompanying financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts of liabilities that might be necessary should the Company be unsuccessful in implementing these plans, or otherwise unable to continue as a going concern.


     Significant accounting policies:

     Contracts in Process - Contracts in process represent the cost of work performed that has not been billed to the customer.

     Furniture and Equipment - Furniture and equipment is stated at cost. Depreciation, including amortization of capital leases, is provided on the straight-line method over the shorter of the lease term or estimated useful lives of the assets, primarily five years.

     Development Costs - The Company's software development costs consist primarily of enhancements and software production costs related to products for which technological and market feasibility has been established. Accordingly, such costs are capitalized as incurred. In the years ended March 31, 2000 and 1999 the Company capitalized costs of approximately $92,000 and $264,000, respectively (approximately $84,000 and $22,000 during the three months ended June 30, 2000 and 1999, respectively, unaudited). Amortization of the capitalized cost begins, on a straight-line basis over the estimated lives of the products, which is generally three years, when the product is complete. Amortization expense of approximately $46,000 and $10,000 was recorded related to these costs during the years ended March 31, 2000 and 1999, respectively (approximately $27,000 and $16,000 during the three months ended June 30, 2000 and 1999, respectively, unaudited). Capitalization ceases when the product has been completed and the product is ready for release to our customers. Prior to the establishment of technological and market feasibility, development costs are expensed. None of these costs were incurred under contracts with customers. In the years ended March 31, 2000 and 1999, the Company incurred approximately $447,000 and $454,000, respectively, for research and development expenses related to software development (approximately $125,000 during the three months ended June 30, 1999, none during the three months ended June 30, 2000, unaudited)

     Management assesses the carrying values of its development costs and other long-lived assets for impairment when circumstances warrant such a review. Based on its review, management does not believe that any impairment has occurred as of March 31, 2000 and June 30, 2000 (unaudited).

     Deferred Offering Costs - Specific incremental costs incurred in connection with the Company's initial public offering (Note 10) have been deferred and will be charged against the gross proceeds of the offering. If the offering is not successful, the costs will be charged to operations.

     Revenue Recognition - Sales of the Company's software products are recognized when shipped. The Company's revenues from consulting and implementation services are recognized when the services are performed. Software maintenance revenues are deferred and recognized over the term of the related contract.

     Income Taxes - Deferred tax assets and liabilities are recorded for the estimated future tax effects of (a) temporary differences between the tax basis of assets and liabilities and amounts reported in the balance sheets, and (b) operating loss and tax credit carryforwards. The overall change in deferred tax assets and liabilities for the period measures the deferred tax expense for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period of enactment. The measurement of deferred tax assets may be reduced by a valuation allowance based on judgmental assessment of available evidence if deemed more likely than not that some or all of the deferred tax assets will not be realized.

     Basic and Diluted Loss per Share - Basic loss per common share is computed by dividing the net loss by the weighted average number of shares outstanding during a period. Diluted loss per common share is computed by dividing the net loss, adjusted on an as if converted basis, by the weighted average number of common shares outstanding plus potential dilutive securities. During 2000 and 1999, stock options were not considered in the calculation, as the impact of the potential common shares would be to decrease loss per share.

     Cash and Cash Equivalents - Cash and cash equivalents include cash and other highly liquid investments with maturities of three moths or less at the date of acquisition. Cash equivalents are stated at cost, which approximates market value.

     Reclassifications - Certain amounts previously reported in the 1999 financial statements have been reclassified to conform to the 2000 presentation.

     Stock-Based Compensation - Statement of Financial Accounting Standard ("SFAS") No. 123, Accounting for Stock-Based Compensation, allows companies to choose whether to account for employee stock-based compensation on a fair value method, or to continue accounting for such compensation under the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees. The Company has chosen to account for employee stock-based compensation using APB No. 25. Accordingly, compensation cost for stock options is measured as the excess, if any, of the market price of the Company's stock at the date of the grant over the options' exercise price.

     Credit and Other Risk Considerations - The Company's accounts receivable and contracts in progress subject the Company to credit risk, as collateral is generally not required. The Company performs credit evaluations of the financial condition of its customers and maintains allowances for potential credit losses. In the opinion of management, actual losses and allowances have been within its expectations. The carrying amount of the Company's receivables and contracts in progress approximates their fair value.

     Revenues from significant customers for the years ended March 31, 2000 and 1999 and the three months ended June 30, 2000 and 1999, consist of the following:


                        March 31,        June 30,
                        ---------       ----------
                     2000      1999   2000      1999
                     ----      ----   ----      ----
                                        (unaudited)

     Customer A      40%        30%   18%        54%
     Customer B      11%         -    15%         -
     Customer C      13%        13%     -        19%
     Customer D         -        -    39%         -
     Customer E         -       12%     -        11%
     Customer F         -        -    22%         -


     Receivables from significant customers as of March 31, 2000 and 1999 and June 30, 2000 consist of the following:


     Customer A      52%        56%         13%
     Customer D      17%         -          46%
     Customer E      10%         -           -
     Customer F         -        -          38%
     Customer G         -       10%          -


     The Company is subject to risks and uncertainties common to growing technology-based companies, including rapid technological change, growth and commercial acceptance of its products, dependence on principal products and third party technology, new product development, new product introductions and other activities of competitors, dependence on key personnel, and limited operating history.

     Comprehensive Income - SFAS No. 130, Reporting Comprehensive Income requires disclosure of comprehensive income which includes certain items previously not reported in the statement of income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments. During the years ended March 31, 2000 and 1999, the Company did not have any components of comprehensive income to report.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results will be determined based the outcome of future events and could differ from the estimates.

     Fair Value of Financial Instruments - SFAS No. 107, Disclosure about Fair Value of Financial Instruments, requires the Company to disclose estimated fair values for its financial instruments, for which it is practicable to estimate. The fair value of the Company's payables to affiliate and related parties and the royalties receivable are not practicable to estimate, due to the related party nature of the underlying transactions. Management believes that the carrying amounts of the Company's other financial instruments approximates their fair values primarily because of the short-term maturity of these instruments.

     Estimates are not necessarily indicative of the amount, which could be realized or would be paid in a current market exchange. The effect of using different market assumptions and information methodologies may be material to the estimated fair value amount.

     Recent accounting pronouncements:

     SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities was issued in June 1998. This statement, as amended, is effective for fiscal years beginning after June 15, 2000. Currently, the Company does not have any derivative financial instruments and does not participate in hedging activities, therefore management believes SFAS No. 133 will not impact the Company's financial position or results of operations.

2.   Related party transactions:


     Leased facilities:

     The Company began sharing office space in Denver, Colorado with its stock transfer agent, an entity owned by the major shareholder, in October 1999.
The Company leases space under the terms of a month-to-month lease for $1,500 per month plus direct expenses. The Company paid approximately $8,300 and $4,500 (unaudited) to the entity for the year ended March 31, 2000 and the three month period ended June 30, 2000, respectively.

     Due to affiliate:

     During fiscal 2000 and 1999, the Company and an entity controlled by the Company's chairman of the board, shared employees, common lease space, third party vendor accounts, and a line of credit. This arrangement ceased during fiscal 2000. Borrowings on the line of credit arrangement were repaid in May 99 (Note 5). Further, the Company and this related entity borrowed funds on an unsecured, non-interest-bearing basis from each other, from time to time, as a cash flow vehicle, not a primary funding source. The Company ceased the inter-company borrowings in June 1999, once a separate credit agreement was obtained. In August 1999, the affiliate ceased operating activities and a note payable of approximately $91,000 with a bank was assumed by the Company in exchange for a reduction in the amounts due to the affiliate from inter-company transactions (Note 3). As of March 31, 2000 and 1999, the Company owed $35,046 and $161,235, respectively, to this related entity for the net amount of inter-company transactions. At June 30, 2000, the Company owed $35,046 (unaudited) to the related entity. During the years ended March 31, 2000 and 1999, the maximum net amount payable to the affiliate approximated $162,000 and $370,000, respectively. Subsequent to March 31, 2000, the $35,046 was restructured to a long-term note payable (Note 11) and is classified as a note payable, related party on the accompanying consolidated balance sheet.

     Notes payable:

     Notes payable, related parties consist of:


                                             March 31,       June 30,
                                         2000       1999      2000
                                                           (unaudited)

Notes payable, major shareholder;
generally collateralized by a first
lien on software products; interest
at prime rate (8.5% and 7.75% at March
31, 2000 and 1999, respectively);
restructured subsequent to March 31,
2000 and due in July 2001 (Note 11)  $102,163  $  73,000   $   102,163

Note payable, member of the board of
directors; collateralized by specific
accounts receivable and a second lien
on software products; 15% interest;
originally due in May 2000;
restructured subsequent to March 31,
2000 and now due in December 2000
(Note 11)                              70,000          -        70,000

Note payable, subsidiary president;
unsecured; 15% interest; originally
due in June 2000; restructured
subsequent to March 31, 2000 and now
due in December 2000 (Note 11)         30,000          -        30,000

Note payable, shareholder; unsecured;
15% interest; restructured subsequent
to March 31, 2000 and due in July 2001
(Note 11)                              29,500          -        29,500

Revolving line of credit factoring
arrangement, major shareholder;
collateralized by specific customer
receivables; interest at the
shareholder's borrowing rate (7.75%
at March 31, 1999); repaid during
fiscal 2000; subsequently reopened
(Note 11)                                   -    321,409       533,295

Due to affiliate; restructured to a
note payable subsequent to March 31,
2000 and due July 2001 (Note 11)       35,046          -        35,046

Note payable, major shareholder;
unsecured; 15% interest; due October
2000                                        -          -        20,000
                                  -----------  ---------   -----------

                                      266,709    394,409       820,004
Less current portion                  100,000    394,409       653,295
                                  -----------  ---------   -----------

                                     $166,709  $       -   $   166,709
                                  =========== ==========   ===========

     Royalties:

     Through a series of transactions, the Company acquired the rights to receive royalty payments of $81,000 from software in which one of Company's officers has an interest. During the third fiscal quarter 2000, the Company reached a settlement agreement for $55,000 and expensed the remaining balance. The Company received the $55,000 in January 2000. The Company has no continuing interest in the rights to receive royalty payments.

     Management fees:

     The Company has entered into a month to month management contract for professional services with an entity controlled by the Company's major shareholder. The contract provides for management fees of $3,000 per month. During each of the years ended March 31, 2000 and 1999, the Company charged $36,000 to expense for fees pursuant to this agreement. As of March 31, 2000 and 1999, $78,000 and $42,000, respectively, are payable under the agreement.

     During each of the three month periods ended June 30, 2000 and 1999, the Company charged $9,000 (unaudited) to expense for fees pursuant to this agreement. As of June 30, 2000, $87,000 (unaudited) is payable under the agreement.

3.   Note payable, other

     The Company has a note payable of $91,258 to a bank at March 31, 2000 ($91,258 at June 30, 2000, unaudited). The note bears interest at 6.7%; eleven payments of $1,500 are due monthly and a balloon payment for all unpaid principal and interest was originally due August 2000, now is due January 2001 (Note 11). The note is collateralized by a certificate of deposit owned by the major shareholder.

4.   Furniture and equipment:

     Furniture and equipment is summarized by major classification as follows as:


                                          March 31,      June 30,
                                          ---------      ---------
                                       2000     1999       2000
                                       ----     ----       -----
                                                         (unaudited)
     Computer equipment              $157,389 $148,247   $167,397
     Computer software                 39,380  10,915      39,380
     Furniture and fixtures            48,330  41,839      48,330
                                      ---------------    --------

                                      245,099 201,001     255,107
     Less accumulated depreciation    110,146  53,642     125,594
                                      ------- -------     -------

                                     $134,953 $147,359   $129,513
                                     ================    ========


     Equipment includes certain assets under a capital lease obligations (Note
5). As of March 31, 2000 and 1999, the net amount of leased equipment was approximately $28,000 and $57,000, respectively. As of June 30, 2000, the net amount of leased equipment was approximately $22,000 (unaudited).

5.   Revolving line of credit:

     In May 1999, the Company entered into a credit agreement, which is similar to a factoring arrangement with a financial entity. Under the terms of the agreement, the Company could obtain financing for 85% of specifically identified accounts receivable. The Company paid a processing fee for financing each receivable depending upon the number of days from the funding date of the advance until the invoice is paid by the customer. In addition, the Company paid interest on the aggregate amount advanced at a rate equal to prime rate plus 2%. During the year ended March 31, 2000, the weighted average interest rate was approximately 10.2%. The receivables were financed on a full recourse basis and, accordingly, this financial arrangement has been accounted for as a borrowing. The agreement was terminated by the financial entity in April 2000. The outstanding balance of $540,731 on this line of credit was repaid through collections on the factored accounts receivable.
The Company obtained a separate line of credit with its major shareholder (Note 11).

     During the year ended March 31, 1999 the Company and an affiliate were party to a joint loan and security agreement with a financial institution, which allowed the companies to borrow up to $750,000 under a revolving line of credit. The borrowings were secured by a general assignment of accounts receivable, property and equipment, and software. Under the terms of the agreement, the Company and related entity co-borrowers were each jointly and severally liable on the outstanding balance. At March 31, 1999, the Company's share of this line of credit was $56,039. The credit facility was repaid in May 1999 by the credit facility described above.

6.   Capital lease obligations:

     The Company has certain assets under capital lease obligations. The leases have been recorded using the Company's marginal cost of borrowing at the time the leases were entered were entered into of 12%. The minimum lease payments required under the capital leases together with the present value of the minimum lease payments at March 31, 2000 are as follows:


     2001                          $20,052
     2002                            8,376
     2003                            8,376
                                  --------

     Total minimum lease payments   36,804
     Less amount representing
       interest                      9,913
                                 ---------

     Present value of future
         minimum lease payments     26,891
     Less current portion           10,139
                                 ---------

     Long-term portion             $16,752
                                 =========


Total interest expense related to these capital leases was approximately $4,700 and $8,200 in 2000 and 1999, respectively.

7.   Commitments and contingencies:

     The Company leases office space in Houston and Los Angeles under non-cancelable operating leases that expire through 2002. The leases generally require the Company to pay for utilities, insurance, property taxes and maintenance. Rent expense was approximately $115,000 and $110,000 for the years ended March 31, 2000 and 1999, respectively, and $34,000 and $27,000 (unaudited) for the three month periods ended June 30, 2000 and 1999, respectively. Future minimum lease payments for the fiscal years ending March 31, are approximately $109,000 (2001), $66,500 (2002), and $22,200 (2003),
respectively.

     In June 1999, the Company entered into written employment contracts with its chief executive officer, president, senior vice president of sales, and the chief financial officer. These arrangements require aggregate annual compensation of approximately $418,000, payment of performance bonuses, and issuance of stock options at the sole discretion of the board of directors. These compensation levels are consistent with the amounts paid to senior executives during the year ended March 31, 1999. These agreements are generally for one-year periods and can be terminated by the employee with a 60-day notice.

     During July 2000, the Company was notified by the Internal Revenue Service of outstanding payroll tax liabilities. Management believes that all payroll tax liabilities have been paid and that the IRS notice is in error. The Company has engaged legal counsel to resolve the matter and, if necessary, will vigorously challenge the IRS position. However, the Company has accrued $82,000 as of March 31, 2000, pending resolution with the Internal Revenue Service.

8.   Capital stock:

     The Company has 50,000,000 shares of $.01 par value preferred stock authorized, with no shares issued. These shares, when issued, will have preferences and restrictions as determined by the Company's board of directors.

     The common stock of the Company is divided into Class A and Class B shares. There are a total of 100,010,000 shares of $.001 par value common stock authorized with 10,000 being designated as Class B shares. The rights of Class A and B shares are identical, except that Class B shares may only be issued to the Company's chairman of the board and chief executive officer (the "chairman"). Further, Class B shares have the right to elect a majority of the board of directors and such shares automatically convert to Class A shares on a one-for-one basis upon the transfer to a person other than the chairman or entity not controlled directly or indirectly by the chairman.

     During fiscal 2000, the Company raised $471,800 from the sale of its common stock through private placements. The Company issued 960,004 shares of common stock in connection with these sales. The common stock was sold at prices ranging from $0.39 to $0.60 per share. The Company granted a warrant to purchase 125,000 shares the Company's common stock at $0.40 per share as a financial inducement to investors who purchased common stock at $0.60 per share. As the $0.40 per share exercise price was below management's estimate of the market value of the Company's common stock on the date of grant, the Company recorded expense of $25,000.

     In October 1999, the Company issued to certain investors a total of 147,205 Class A Warrants, each exercisable for one-year to purchase a share of common stock at a price of $1.00 per share. The Class A Warrants expire in October 2000. The Company may repurchase the warrants if the common shares underlying the warrants are registered with the Securities and Exchange Commission and if the public trading price of the Company's common stock has been more than $2.00 per share for at least ten consecutive trading days. In such event, holders of the warrants will have a 30-day notice period in which to exercise these warrants, and any warrants not exercised will be redeemed at a redemption price of $.01 per share.

     In January 2000, the president of the Company's subsidiary, sold 75,000 shares of the Company's common stock, which he owned, to three of the Company's employees for $0.40 per share, which was below management's estimate of the market value of the Company's common stock on the date of sale. Accordingly, this transaction has been accounted for as stock-based employee compensation and the Company recorded expense of $14,000.

     In May 1999, the Company adopted the 1999 Equity Incentive Plan (the "Plan"), which provides for awards in the form of options, including incentive stock options (ISOs), non-statutory options (NSOs), stock bonuses, rights to purchase restricted stock, and stock appreciation rights (SARs). Employees, directors, consultants and advisors of the Company will be eligible for the grant of NSO's, stock bonuses, and rights to purchase restricted stock. Only employees will be eligible for the grant of ISOs and SARs. Under the Plan, options issued are to generally have exercise prices not less than the fair value of the Company's common stock. Options generally vest over a nine-year
period.   An aggregate of 2,500,000 shares of the Company's common stock is reserved for issuance under the Plan. During the year ended March 31, 2000, the Company granted 1,800,000 incentive stock options to employees, of which 430,000 have been forfeited. Management believes that the exercise price of the options granted to employees was equal to the market value of the Company's common stock at the date of grant (based on the Company's private placements of common stock) and, accordingly, no compensation expense has been recorded.

     During the year ended March 31, 2000, the Company granted 120,000 non-qualified options to directors and consultants at exercise prices equal to management's estimate of the market and fair values of the Company's common stock on the date of grant. Additionally, the Company granted 30,000 non-qualified options to the major shareholder at an exercise price of $0.40 per share, which was below management's estimate of the market value of the Company's common stock on the date of grant. Accordingly, this transaction has been accounted for as stock-based employee compensation and the Company recorded expense of $6,000.

      At March 31, 2000, the Company has granted a total of 1,370,000 incentive stock options at an exercise price of $.40 per share, of which 822,000 options are subject to future vesting, and granted 275,000 non-qualified options to certain outside directors and consultants exercisable at $.40 per share. In April 2000, the Company granted 100,000 incentive stock options at an exercise price of $.60 per share (Note 11).

     The following table summarizes the aggregate stock option activity for the year ended March 31, 2000 and the three months ended June 30, 2000 (unaudited).


                                                   Range of
                                 Shares        exercise price

     Outstanding at April 1,
       1999                             -      $           -
     Granted                    1,950,000               0.40
     Exercised                          -                  -
     Forfeited                   (430,000)              0.40
                               -----------      -------------

     Outstanding at March 31,
       2000                     1,520,000      $        0.40
     Granted (unaudited)          100,000               0.60

     Exercised (unaudited)              -                  -
     Forfeited (unaudited)              -                  -
                              ------------     --------------

     Outstanding at June 30,
       2000 (unaudited)         1,620,000      $ 0.40 - 0.60
                              ============     ==============


                                                    Options
                     Options outstanding at     exercisable at
                          June 30, 2000          June 30, 2000
                     ----------------------    -----------------
                           (unaudited)            (unaudited)

                                   Weighted
                                    average
                                   remaining
         Exercise     Number     contractual        Number
          Price     outstanding      life         exercisable
        ---------- ------------   -----------    -------------
        $0.40-0.60  1,620,000          7            788,000


Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the provisions of SFAS No. 123, the Company's net loss and net loss per common share for the year ended March 31, 2000 would have increased to the pro forma amounts indicated below:


     Net loss, as reported              $(1,243,428)
     Net loss, pro forma                $(1,270,828)
     Net loss per common share, as
       reported                         $      (.12)
     Net loss per common share, pro
       forma                            $      (.12)


     The fair value of each option granted during fiscal year 2000 was estimated on the date of grant using the minimum value method specified by SFAS No. 123. The following assumptions were utilized:


     Expected dividend yield                       -
     Expected stock price volatility               -
     Risk-free interest rate                    5.8%
     Expected life of options                5 years


     In March 1999, and as part of the transaction discussed in Note 1, new investors in Zion loaned GeniSys $580,000, at 10% interest, on a temporary basis while the documents of the stock purchase were being completed. Prior to March 31, 1999, loan holders converted the temporary loans of $580,000 into 1,472,083 shares of stock in the Company. Due to the intent of the Company and investors, this transaction has been accounted for as a sale of stock for cash in the accompanying financial statements.

     In April 1998, the Company agreed to issue 742,678 shares of Class A common stock to two senior officers of the Company. The Company recorded compensation expense of $35,500, based on management's estimate of the fair value of the common stock.

     Income taxes:

     At March 31, 2000, the Company's deferred tax assets are as follows:


          Operating loss carry forward       $       466,000
          Deferred tax assets valuation
            allowance                               (466,000)
                                            -----------------
                                             $             -
                                            =================


     The Company has net operating loss carry forwards of approximately $1,372,000 as of March 31, 2000, to offset future taxable income, if any.
Such net operating losses begin to expire in fiscal years 2018 through 2020. The net operating loss carry forwards may be subject to certain limitations due to the reverse acquisition of Zion. As of March 31, 2000, the Company has provided a 100% valuation allowance for the deferred tax asset relating to such net operating losses because it could not be determined that it was more likely than not that the deferred tax asset would be realized through future earnings. The Company's other deferred tax items are not significant.

10.  Proposed Public Offering

     The Company has filed a registration statement with the Securities and Exchange Commission for the initial public offering of its common stock. The Company plans to sell up to 1,500,000 shares of common stock for a proposed offering price of approximately $1.50 per share.

11.  Subsequent Events:

     a.   Related party transactions:

     In April 2000, the Company obtained $20,000 in exchange for a note payable from its major shareholder. The note bears interest at 15% per annum and is due October 2000.

     In May 2000, the Company entered into a revolving line of credit factoring arrangement ("Credit Agreement") with its major shareholder.
Under the terms of this agreement, which are similar to a factoring arrangement, the Company is able to obtain financing for 85% of specific accounts receivable up to $750,000. The Company pays a processing fee for financing each receivable depending upon the number of days from the funding of the advance until that invoice is paid by the customer. In addition, the Company pays interest on the total amount advanced at a rate equal to the prime rate plus 2%. The receivables are financed on a full recourse basis and, accordingly, the Credit Agreement is accounted for as a borrowing. The agreement can be terminated with 30 days notice after certain events are met. The agreement matures in May 2001. At June 30, 2000, the outstanding balance due under the Credit Agreement was $533,295.

In April 2000, the major shareholder and the Company entered into a $750,000 line of credit agreement with a bank. The line of credit bears interest at the Wall Street Journal prime rate plus 1/2% (9.5% at inception). Interest is due monthly and the line matures in April 2001. At June 30, 2000, the major shareholder had borrowed $631,359 under the line, of which $533,295 was advanced to the Company under the Credit Agreement. As co-signer on the bank line of credit agreement, the Company is contingently liable for the $631,359 of borrowings made by the major shareholder. However, the major shareholder has agreed to apply payments received under the Credit Agreement, net of fees, interest and other charges, to the repayment of the bank line of credit, and to indemnify the Company to the extent of all borrowings made by the major shareholder under the bank line of credit.

Effective July 2000, the Company restructured some of its related party debt arrangements and issued new notes payable of $29,500, and $35,046 to a shareholder and an affiliate, respectively, in satisfaction of notes payable as discussed in Note 2. The notes bear an interest at 10%, compounded semi-annually, and are due July 2001.

Subsequent to March 31, 2000, the Company restructured its $30,000 related party debt with the subsidiary president and its $70,000 related party note payable with a member of the board of directors by extending the maturity dates to December 2000. All other terms and conditions of the notes remain the same.

Also effective July 2000, the Company restructured $102,163 of notes payable due to the major shareholder and issued a convertible note for $102,163. During the three months ended June 30, 2000, the Company issued a convertible note for $200,000 to another shareholder in exchange for cash. These notes bear interest at 10%, compounded semi-annually, and are due July 2001. At any time beginning one year from the date of the notes, the holders have the option to convert all or a portion of the outstanding principal and any accrued interest into shares of the Company's common stock at a price of $.50 per share. A beneficial conversion feature, representing the "in the money portion" of the convertible notes at the date of issuance, will be recognized as a discount on the notes and an increase to additional paid-in capital. The discount will be amortized to interest expense over the term of the respective notes.

b.   Incentive stock options:

     In April 2000, in accordance with the Company's 1999 Equity Incentive Plan, the Company granted 100,000 incentive stock options at an exercise price of $0.60 per share. Management believes that the exercise price of the options granted to employees was equal to the market value of the Company's common stock at the date of grant (based on the Company's private placements of common stock) and, accordingly, no compensation expense has been recorded.


     c.   Non-qualified stock options (unaudited):

     In August 2000, the Company granted 90,000 non-qualified stock options to certain outside directors, at an exercise price of $1.50 per share.

     d.   Note payable, other (unaudited):

     The Company's note payable to a bank was renewed in August 2000. The note bears interest at 7.39% and is due in January 2001. All other terms and conditions on the note remain the same.

==============================================================================

You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different. This prospectus is not an offer to sell common stock and is not soliciting an offer to buy common stock in any state where the offer or sale is not permitted.

                                iGeniSys, Inc.

                   2,955,291 Shares of Class A Common Stock


                               November 2, 2000

 =============================================================================

Until January 31, 2001, all dealers effecting transactions in the shares offered by this pro-spectus - whether or not participating in the offering - may be required to deliver a copy of this prospectus. Dealers ;may also be required to deliver a copy of this prospectus when acting as underwriters and for their unsold allotments or subscriptions.


       Table of Contents

                          Page

Prospectus Summary           2
Risk Factors                 5
Forward-Looking Statements  11
Use of Proceeds             12
Dividend Policy             13
Capitalization              14
Certain Market Information  17    ____________________________
Management Discussion       19
Business                    24
Management                  34             Prospectus
Certain Transactions        42
Principal Stockholders      45    ____________________________
Selling Shareholders and Plan
   of Distribution          56
Description of Securities   48
Legal Matters               49          November 2, 2000
Experts                     49
Available Information       50